     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1996



                                                       REGISTRATION NO. 333-1207

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         JONES MEDICAL INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)

                                   43-1229854
                                (I.R.S. Employer
                             Identification Number)

                            ------------------------

                                1945 Craig Road
                              St. Louis, MO 63146
                                 (314) 576-6100
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                            ------------------------

                                DENNIS M. JONES
                             Chairman of the Board
                         Jones Medical Industries, Inc.
                                1945 Craig Road
                              St. Louis, MO 63146
                                 (314) 576-6100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                       With copies of communications to:

                           CHARLES E. H. LUEDDE, ESQ.
                       Greensfelder, Hemker & Gale, P.C.
                         10 South Broadway, Suite 2000
                              St. Louis, MO 63102
                                  314-241-9090

                             LESLIE E. DAVIS, ESQ.
                           Testa, Hurwitz & Thibeault
                       High Street Tower, 125 High Street
                                Boston, MA 02110
                                  617-248-7000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED MARCH 27, 1996

                               JONES MEDICAL LOGO
                                2,000,000 SHARES

                                  COMMON STOCK


     All of the 2,000,000 shares of Common Stock offered hereby are being issued and sold by Jones Medical Industries, Inc. ("JMI" or the "Company"). On March 22, 1996 the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $42.75 per share. See "Price Range of Common Stock." The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "JMED."



     The Company's Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend paid on March 1, 1996 to holders of record on February 23, 1996. The 2,000,000 shares of Common Stock offered hereby reflect such stock dividend.


                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.

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----------------------------------------------------------------------------------------------------

                                                              UNDERWRITING
                                          PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                           PUBLIC              COMMISSIONS           COMPANY(1)
----------------------------------------------------------------------------------------------------
Per Share.........................            $                     $                     $
----------------------------------------------------------------------------------------------------
Total(2)..........................            $                     $                     $
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


(1) Before deducting expenses payable by the Company estimated at $370,000.


(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and
    Proceeds to Company will be $          , $          and $          ,
    respectively.

                            ------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens
& Company"), San Francisco, California, on or about                , 1996.

ROBERTSON, STEPHENS & COMPANY                                  HAMBRECHT & QUIST

              THE DATE OF THIS PROSPECTUS IS                , 1996

                           PRINCIPAL PHARMACEUTICALS

                                                Thrombin-JMI and Thrombinar
                                                (topical hemostats)

                                                Brevital (anetsthetic)

                                                Liqui-Char (toxin antidote)

                                                Therevac (mini-enema)

                                                Derma-Scrub (surgical scrub)












                                                                Brevital







                Thrombin-JMI







                            ------------------------
     Thrombin-JMI and Thrombin-JMI(TM), Thrombinar(R), Brevital(R) Sodium, Tapazole(R), Bronson(TM), Bronson Pharmaceutical(TM), MD Pharmaceutical(TM), Liqui-Char(R), Therevac(R), Derma-Scrub(R), Thyroid Strong(TM), and Westhroid(TM) are trademarks owned by or under license to the Company. All other trademarks and registered trademarks used in this Prospectus are the property of their respective owners.


                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected, without charge, and copied at the Public Reference Room of the Commission at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's Regional offices located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at its Washington address at prescribed rates. The Common Stock is traded on the Nasdaq National Market and such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N. W., Washington, D. C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus.



    (A) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended;



    (B) Current Report on Form 8-K dated March 8, 1996 relating to the announcement of the agreement to acquire Tapazole from Eli Lilly and Company; and;



    (C) Current Report on Form 8-K dated March 25, 1996 relating to the acquisition of Tapazole from Eli Lilly and Company.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus and deemed to be part hereof, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. These documents are available upon request from Judith A. Jones, Secretary, Jones Medical Industries, Inc., 1945 Craig Road, St. Louis, Missouri 63146, (314) 576-6100.

                            ------------------------

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                PAGE
                                                -----
Summary........................................     4
Risk Factors...................................     6
Use of Proceeds................................    14
Dividend Policy................................    14
Price Range of Common Stock....................    15
Capitalization.................................    16
Dilution.......................................    17
Selected Consolidated Financial Data...........    18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    19

                                                PAGE
                                                -----
Business.......................................    24
Management.....................................    34
Principal Stockholders.........................    36
Description of Capital Stock...................    38
Underwriting...................................    39
Legal Matters..................................    40
Experts........................................    40
Additional Information.........................    40
Index to Consolidated Financial Statements.....   F-1

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference.

                                  THE COMPANY


     Jones Medical Industries, Inc. is engaged in the manufacture, marketing and sale of pharmaceuticals and nutritional supplements. Founded in 1981, the Company markets a wide variety of pharmaceuticals and branded nutritional supplements under its own trademarks and tradenames. All of the Company's product lines have been acquired through a series of 14 acquisitions which complemented or expanded its existing lines of business. The Company intends to leverage its existing marketing and sales capabilities through additional strategic acquisitions of complementary products and businesses, by expanding and increasing the penetration of its existing customer base, and through the introduction of new formats for pharmaceuticals and new formulations for nutritional supplements. During 1995, sales of pharmaceuticals and nutritional supplements accounted for approximately 46% and 54% of the Company's total sales, respectively.


     The annual domestic market for pharmaceuticals was estimated to be in excess of $77 billion in 1995. While the market is dominated by large multinational pharmaceutical companies which conduct substantial research and development of new pharmaceuticals, it is estimated that within the domestic market, approximately 34% of sales are derived from individual pharmaceuticals and product lines, each of which generate less than $50 million of revenues annually. Several factors, including industry consolidation, pricing pressures and investments in new pharmaceuticals, have raised the threshold level of sales necessary for an individual product to justify active domestic marketing and promotion from a major pharmaceutical company. Consequently, niche pharmaceutical companies have developed to acquire those selected pharmaceuticals that have suffered from a lack of marketing focus in promotion sensitive markets.

     The Company has capitalized on this trend through the acquisition of its two principal products, Thrombinar, a topical hemostat (to activate blood clotting), and Brevital Sodium ("Brevital"), a short-term, rapid onset anesthetic. The Company has also acquired and markets additional therapeutics, including a toxin antidote, a mini-enema for rehabilitation therapy, a surgical scrub, and natural thyroid supplements. These niche products are sold and distributed to hospitals through a dedicated marketing and sales staff. This sales force focuses primarily on major hospitals and hospital buying groups which, in aggregate, control the majority of the purchasing of pharmaceuticals for private sector hospitals.

     JMI's nutritional supplements are sold under two brand names, Bronson Pharmaceutical and MD Pharmaceutical. Products offered include vitamins, minerals, antioxidants, herbal formulations and personal care products. The Company's marketing and sales effort focuses on developing recommendations and referrals to consumers from health care and nutritional professionals primarily through direct mail and telemarketing.

     The Company has achieved significant increases in sales and net income since its inception through acquisitions of product lines and businesses and through internal growth initiatives intended to develop marketing opportunities with respect to acquired product lines. Sales and net income have increased from $19.7 million and $2.8 million, respectively, in 1990, to $56.4 million and $9.3 million, respectively, in 1995, representing five-year compound annual growth rates of approximately 23.4% and 27.0%, respectively.

     JMI manufactures pharmaceuticals at its facilities in Canton, Ohio, Middleton, Wisconsin and St. Louis, Missouri, and manufactures nutritional supplements at its facilities in Tempe, Arizona. The Company also utilizes its excess manufacturing capacity as a contract manufacturer of pharmaceuticals and nutritional supplements for distribution and sale by others under their labels and tradenames.

     The Company was incorporated in Delaware on March 24, 1981, its principal executive offices are located at 1945 Craig Road, St. Louis, Missouri 63146, and its telephone number is (314) 576-6100. References in this Prospectus to "JMI" or the "Company" include Jones Medical Industries, Inc. and its operating subsidiaries unless otherwise noted.

                               RECENT ACQUISITION



     On March 18, 1996, the Company acquired from Eli Lilly and Company ("Lilly") the exclusive perpetual domestic right to market and distribute Tapazole (methimazole, USP) ("Tapazole") in the United States. Tapazole is an anti-thyroid product used for the treatment of hyperthyroidism, the extreme form of hyperthyrodism is commonly known as Graves' Disease. The Company commenced shipment of Tapazole in March 1996. While a substantial percentage of the prescriptions for Tapazole historically have arisen from office-based endocrinologists and internal medicine specialists rather than through hospital pharmacies, the Company intends to expand the marketing of Tapazole to hospital-based endocrinologists through its existing marketing and sales force for pharmaceuticals and critical care products. See "Risk Factors--Risks Associated with Recent Acquisition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Acquisition."


                                  THE OFFERING


Common Stock Offered by the Company..................   2,000,000 shares
Common Stock Outstanding After the Offering..........   16,311,400 shares(1)
Use of Proceeds......................................   For repayment of certain
                                                        indebtedness, including indebtedness
                                                        incurred in connection with the
                                                        acquisitions of Brevital and
                                                        Tapazole, and for general corporate
                                                        purposes, including the possible
                                                        acquisition of product lines or
                                                        businesses. See "Use of Proceeds."
Nasdaq National Market Symbol........................   JMED


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                              YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------
                                                 1991       1992       1993       1994       1995
                                                -------    -------    -------    -------    -------
STATEMENT OF OPERATIONS DATA:
Sales........................................   $20,513    $24,057    $43,215    $47,549    $56,397
Gross profit.................................    10,147     11,704     21,306     22,863     29,231
Operating income.............................     4,694      5,337      9,992      9,365     15,326
Net income(2)................................   $ 3,294    $ 3,732    $ 6,204    $ 5,740    $ 9,328
                                                =======    =======    =======    =======    =======
Earnings per share(2)........................   $  0.24    $  0.26    $  0.44    $  0.40    $  0.64
                                                =======    =======    =======    =======    =======
Weighted average shares outstanding..........    13,876     14,169     14,257     14,391     14,589
Cash dividends declared per share............   $  0.04    $  0.05    $  0.06    $0.06 2/3  $0.07 1/3


                                                                           DECEMBER 31, 1995
                                                                       -------------------------
                                                                       ACTUAL     AS ADJUSTED(3)
                                                                       -------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...........................................   $ 5,411       $ 44,653
Working capital.....................................................    13,449         58,324
Total assets........................................................    74,697        139,939
Long-term debt......................................................     9,125              0
Total stockholders' equity..........................................    49,890        129,890


------------
(1) Based on shares outstanding as of February 15, 1996. Excludes 973,350 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $10.82 per share. Includes 737 shares of Common Stock issuable upon conversion of the Company's Preferred Stock, Series A outstanding at February 15, 1996. See "Capitalization."

(2) Net income and earnings per share in 1993 do not reflect the cumulative effect of a change in accounting principle of $207,100.


(3) Adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company and the application of the estimated net proceeds therefrom based upon an assumed public offering price of $42.75 per share.



     Except as otherwise specified herein, all information in this Prospectus
(i) has been adjusted to give effect to a three-for-two stock split in the form of a 50% stock dividend paid on March 1, 1996 to holders of record on February 23, 1996, and (ii) assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  RISK FACTORS


     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.



     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.


DEPENDENCE ON SALES OF KEY PHARMACEUTICALS

     The Company derives a substantial portion of its revenue from sales of two pharmaceutical products. The Company's topical hemostat thrombin product line, Thrombin-JMI and Thrombinar, accounted for 25.8% of total sales and 56.2% of pharmaceutical sales during 1995. The Company's Brevital line of anesthetics, acquired on August 31, 1995, accounted for 10.9% of total sales and 22.1% of pharmaceutical sales during the last four months of 1995. The Company believes that sales of thrombin products and Brevital will continue to constitute a significant portion of total sales and pharmaceutical sales for the foreseeable future. Accordingly, any factor adversely affecting thrombin product sales or Brevital sales would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the pharmaceutical industry is characterized by rapid product development and technological change. The Company's pharmaceuticals could be rendered obsolete or uneconomical by the development of new pharmaceuticals to treat the conditions addressed by the Company's products, or as a result of either technological advances affecting the cost of production, or as a result of marketing or pricing pressure from one or more of the Company's competitors. The Company's business, financial condition and results of operations could be materially adversely affected by any one or more of such developments. In addition, the Company has numerous competitors in the pharmaceutical market, each of which have substantially greater technical, marketing and financial resources than the Company. There can be no assurance that the Company will be able to compete effectively, that additional competitors will not enter the market, or that competition will not have a material adverse effect on the Company's business, financial condition or results of operations.

     Thrombin Products. Thrombin products must be manufactured in facilities licensed by the Center for Biologics Evaluation and Research ("CBER"), a division of the United States Food and Drug Administration (the "FDA"). Thrombin-JMI is presently manufactured at the Company's GenTrac, Inc. ("GenTrac") facility, which is licensed to produce thrombin products to United States Pharmacopoeia ("U.S.P.") standards. GenTrac also produces proprietary thrombin products for Johnson & Johnson Medical, Inc. ("Johnson & Johnson") as a contract manufacturer. Under development and distribution agreements between GenTrac and Johnson & Johnson entered into prior to the Company's acquisition of GenTrac, Johnson & Johnson acquired certain rights to new thrombin products and thrombin product improvements developed by GenTrac. Johnson & Johnson has notified the Company that it believes that it is entitled to exclusive distribution rights for Thrombin-JMI and a liquid thrombin product for which FDA approval is currently pending. Although the Company strongly disagrees with and will vigorously contest such claims by Johnson & Johnson, any resolution of the claims in favor of Johnson & Johnson could have a materially adverse effect upon the Company's business, financial condition and results of operations. See "Business--Legal Proceedings."

     Brevital. The Company recently acquired an exclusive United States license to Brevital and has only limited experience in marketing and distributing such product. While the Company believes that its hospital marketing experience will assist in its efforts to market Brevital, there can be no assurance that Brevital will be accepted by the market at the rate and in the levels achieved to date or sufficient to maintain growth.


RISKS ASSOCIATED WITH RECENT ACQUISITION



     On March 18, 1996, the Company acquired from Lilly the exclusive perpetual domestic right to market and distribute Tapazole in the United States. The purchase price for Tapazole was $26.0 million, of which one-third was paid in cash at closing and the remainder of which is payable, without interest, in equal installments on June 18, 1996, and September 18, 1996, respectively. In addition to the purchase price, the Company will pay Lilly a royalty equal to 5% of the Company's net sales of Tapazole during the first 10 years following the acquisition. The Company also entered into a 10-year manufacturing agreement with Lilly pursuant to which Lilly will continue to manufacture Tapazole for the Company. Lilly may terminate the manufacturing agreement by giving at least five years' notice to the Company, but such notice may not be given during the first five years of the agreement. Any interruption in the supply of Tapazole from Lilly due to regulatory or other causes could result in the inability of the Company to meet demand for Tapazole and could materially and adversely impact the Company's sales of Tapazole.



     Tapazole is a new product for JMI and the Company has no experience in marketing Tapazole. While a substantial percentage of the prescriptions for Tapazole historically have arisen from office-based endocrinologists and internal medicine specialists rather than through hospital pharmacies, the Company plans to expand the marketing of Tapazole to hospital-based endocrinologists through its hospital-based sales and marketing staff. There can be no assurance that the Company will be able successfully to market and distribute Tapazole or that Tapazole will be accepted by the market at a rate and in the levels previously achieved by Lilly or sufficient to maintain growth. A successful integration of Tapazole in the Company's sales and marketing efforts is important to maintaining the growth of Tapazole sales. Historically, the Company's sales and marketing staff has not sold or marketed products to office-based endocrinologists and developing this marketing effort will require the attention of the sales and marketing staff. There can be no assurance that the Company will be successful in its marketing and sales efforts, and failure to successfully market and sell Tapazole could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Acquisition."


DEPENDENCE ON ACQUISITION STRATEGY


     The Company has achieved significant increases in sales and net income since inception through a series of strategic acquisitions and related internal growth initiatives to develop marketing opportunities with respect to the acquired product lines. The Company's strategy for growth is dependent upon its continued ability to acquire pharmaceuticals targeted at niche markets which can be promoted through the Company's marketing and distribution channels. Because the Company does not engage in proprietary research and development of new products, it must rely upon the willingness of other manufacturers to sell or license product lines. Other companies, including those with substantially greater financial, marketing and sales resources, are competing with the Company to acquire such products. There can be no assurance that the Company will be able to acquire rights to additional products on acceptable terms, if at all. The failure of the Company to acquire additional products or to promote or market commercially successful products would have a material adverse effect on the Company's future business, financial condition and results of operations. Further, the marketing strategy, distribution channels and levels and bases of competition with respect to acquired products may be different than those of the Company's current products and there can be no assurance that the Company will be able to compete favorably in those product categories. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


UNCERTAINTY OF FUTURE FINANCIAL RESULTS; FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's results of operations may vary from quarter to quarter due to a variety of factors including expenditures incurred to acquire or license and promote additional pharmaceuticals, changing customer base, the availability and cost of raw materials, interruptions in supply by third-party manufacturers, the introduction of new products by the Company or its competitors, the mix of products sold by the Company, changes in sales and marketing expenditures, competitive pricing pressures and general economic and industry conditions which affect customer demand. These factors could also affect annual results of operations. Because the Company's operating expenses are based on anticipated sales levels and a high percentage of the Company's expenses are relatively fixed in the short-term, variations in the timing of recognition of revenue could cause significant fluctuations from quarter to quarter and may result in unanticipated quarterly earnings shortfalls or losses. There can be no assurance that the Company will be successful in maintaining or improving its profitability or avoiding losses in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF ACCESS TO CAPITAL

     The Company may need to raise additional funds to acquire or license additional products, to expand its sales force, to support the marketing and sales of additional products, and possibly to expand its facilities to accommodate an expanded sales force or to expand manufacturing capabilities and capacity. The Company may seek additional funding through public and private financings, including equity financings. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may cause the Company to delay, scale back, or abandon some or all of its product acquisition and licensing programs or marketing and manufacturing opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity."

RELIANCE ON THIRD-PARTY MANUFACTURERS AND SOLE SOURCE SUPPLIERS


     The Company has historically relied on third-party manufacturers to produce certain of its products. The Company typically does not enter into long-term manufacturing contracts with such third-party manufacturers, however, even when such contracts exist, there can be no assurance that the Company will be able to obtain adequate supplies of such products in a timely fashion, or at all. For example, the Company's thrombin products were manufactured for the Company under a contract with Armour Pharmaceutical Company ("Armour") from whom the Thrombinar product line was acquired in 1989. During the fourth quarter of 1994 and first quarter of 1995, Armour was unable to meet in full the Company's requirements for thrombin products, resulting in the Company's inability to fill product orders from customers and the loss of sales and income. The Company also faces the risk that upon expiration of the term of any third-party manufacturing agreement it may not be able to renew or extend the agreement with the third-party manufacturer, to obtain an alternative manufacturing source from other third parties or develop internal manufacturing capabilities on commercially viable terms, if at all. In such circumstances the Company may be unable to continue to market its products as planned and could be required to abandon or divest itself of a product line on terms which would materially adversely affect the Company's business, financial condition and results of operations.



     The Company currently relies on Lilly for the manufacture of Brevital and Tapazole. The Company has entered into 10-year manufacturing agreements with Lilly, which may be terminated by Lilly at any time after the first five years by giving at least five years notice to the Company prior to ceasing the manufacture of Brevital or Tapazole, as the case may be. In the event of such termination, Lilly must use reasonable efforts to assist the Company in obtaining all the necessary licenses and approvals to enable the Company or an alternative manufacturer to manufacture such product. There can be no assurance that Lilly will continue to meet FDA or product specification standards for Brevital or Tapazole or that the Company's Brevital and Tapazole product demand can be met in a consistent and timely manner. Lilly is the sole manufacturer of Brevital and Tapazole and any alternative manufacturer would require regulatory change-in-site qualification to manufacture either product. In the event of any interruption in the supply of Brevital or Tapazole from Lilly due to regulatory or other causes, there can be no assurance that the Company could make alternative manufacturing arrangements on a timely basis, if at all. Such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company relies on certain suppliers of key raw materials to provide an adequate supply of such materials for production of finished products. Certain materials are purchased from single sources. In particular, the manufacture of Brevital is dependent upon Lilly's ability to procure certain raw materials used in the manufacture of Brevital. Although the Company has no reason to believe that

Lilly will be unable to procure adequate supplies of such raw materials on a timely basis, disruptions in supplies of Brevital, including delays due to Lilly's inability to procure raw materials, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Manufacturing" and "--Principal Customers and Suppliers."

MANAGING CHANGING BUSINESS

     Due to the Company's business strategy to acquire businesses and products, the Company anticipates that the integration of newly-acquired businesses or products will require significant management attention. The Company's ability to manage change will require it to continue to implement and improve its operational, financial and management information systems and to motivate and effectively manage an increasing number of employees. If the Company's management is unable to manage such change effectively, it would materially adversely affect the Company's business, financial condition and results of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTIES RELATED TO PHARMACEUTICAL PRICING AND REIMBURSEMENT

     The profitability of the Company will depend in part on the availability of adequate reimbursement for the Company's products from third-party payors, such as government entities, private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical services and products. There can be no assurance that reimbursement will be available for the Company's products or that such third-party reimbursement will be adequate. If adequate reimbursement levels are not provided by government entities and other third-party payors for the Company's products, the Company's business, financial condition and results of operations would be materially adversely affected. Hospital pharmacies, which are the primary customers for many of the Company's pharmaceuticals, are subject to reimbursement pressures and are increasingly dependent on joint purchasing organizations to exercise control over pricing and obtain volume discounts. There can be no assurance that the Company's products will continue to be included in the purchasing arrangements of hospital buying organizations or that downward pricing pressure on the industry generally will not have a material adverse effect upon the Company's business, financial condition and results of operations. Further, a number of legislative and regulatory proposals aimed at changing the nation's health care system have been proposed in recent years. While the Company cannot predict whether any such proposals will be adopted, or the effect that any such proposal may have on its business, such proposals, if enacted, could have a material adverse effect on the Company's business, financial condition and results of operations.

INTENSE COMPETITION; UNCERTAINTY OF TECHNOLOGICAL CHANGE

     The manufacture and sale of pharmaceuticals is highly competitive. Many of the Company's competitors are large well-known pharmaceutical, chemical and health care companies which have considerably greater financial, sales, marketing and technical resources than those of the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with the Company's product lines. The pharmaceutical industry is characterized by rapid product development and technological change. The Company's pharmaceuticals could be rendered obsolete or uneconomical by the development of new pharmaceuticals to treat the conditions addressed by the Company's products, or as the result of technological advances affecting the cost of production, or as a result of marketing or pricing action by one or more of the Company's competitors. The Company's business, financial condition and results of operations could be materially adversely affected by any one or more of such developments.

     The Company's thrombin product lines compete with those produced for and marketed by Johnson & Johnson and with thrombin products distributed by Parke-Davis, a division of the Warner-Lambert Company. The Company's thrombin products also compete with other hemostatic agents, including Gelfoam, manufactured by Pharmacia & Upjohn, Inc., and Surgicel, manufactured by Johnson & Johnson. In addition, Brevital faces competition in the intravenous ("I.V.") anesthetic market from other I.V. anesthetic products, including Diprivan, which is produced by Stuart Pharmaceuticals, a business unit of Zeneca, Inc., and Versed, produced and marketed by Roche Labs, a division of Hoffmann-LaRoche, Inc. Each of these competitors has substantially greater marketing, sales and financial resources than the Company. There can be no assurance that the Company will be able to compete effectively, that additional competitors will not enter the market, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.


     Tapazole faces competition from the generic pharmaceutical, propylthiouracil (PTU). PTU is sold by Lederle Labs, a division of American Cyanamid Company, which has greater financial resources than the Company, and by a number of other independent generic pharmaceutical companies. The Company is not aware of any generic forms of Tapazole (methimazole, USP) in the marketplace. However, other pharmaceutical companies may choose to market and sell generic forms of Tapazole which could lead to a decrease in the price that customers may be willing to pay for Tapazole, or could reduce the market for Tapazole. There can be no assurance that the Company will be able to compete effectively, that additional competitors will not enter the market or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.


     The market for nutritional supplements is characterized by extensive competition, frequent new product introductions, short product life cycles and changing customer preferences. The Company is subject to competition from the retail market, as well as the mass-market, direct-mail market, for nutritional supplements and there can be no assurance that the Company's targeted direct market approach will remain a viable alternative within the industry or that other competitors may not enter the targeted direct-mail market and offer products similar to those offered by the Company. Many of the Company's existing and potential competitors in the nutritional supplements market have greater financial, marketing and research capabilities than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Competition."

GOVERNMENT REGULATION

     The manufacturing, processing, formulation, packaging, labeling, storage, promotion, distribution and advertising of the Company's products are subject to extensive regulation by one or more federal agencies including the FDA, the Drug Enforcement Administration ("DEA"), the Environmental Protection Agency ("EPA"), the Federal Trade Commission ("FTC"), the Occupational Safety and Health Administration ("OSHA"), the Department of Agriculture ("USDA"), the Consumer Product Safety Commission ("CPC"), the United States Customs Service, and the United States Postal Service. These activities are also regulated by various agencies of the states and localities in which the Company's products are manufactured or sold.

     All pharmaceutical manufacturers, including the Company, are subject to regulation by the FDA. New drugs must be approved by the FDA before they may be marketed, except for those prescription drugs about which the FDA has knowledge but for which the FDA is not requiring applications either because of 'grandfather status' under 1938 legislation, 'grandfather status' under 1962 legislation, or for other reasons. The FDA has the authority to revoke existing approvals, or to review the status of currently exempt pharmaceuticals and may require application and approval of prescription drugs if new information reveals that they are not safe or effective and also regulates the advertising of prescription drugs. The Company's marketing of over-the-counter ("OTC") drugs is affected by the establishment of FDA monographs, a regulatory system arising under 1962 legislation. FDA monographs effectively exempt from FDA approval OTC drugs which are produced and labeled in accordance with the standards set forth in FDA regulations. The rulemaking process to establish or revise an FDA monograph allows a 12 month grace period to make appropriate formulation or label changes following publication of the final monograph. The FTC regulates advertising of OTC drug products. Drug products must be manufactured, packaged, and labeled in accordance with their approvals and in conformity with current good manufacturing practices ("CGMP"). The Company is subject to periodic inspection by the FDA to assure such compliance. Drugs must be distributed, sampled and promoted in accordance with FDA requirements. The FDA has extensive enforcement powers over the activities of pharmaceutical manufacturers, including authority to commence actions to seize and prohibit the sale of unapproved or non-complying products, to halt manufacturing operations that are not in compliance with CGMP, and to impose civil penalties and seek criminal penalties. The restriction or prohibition on sales of products marketed by the Company could materially adversely affect the Company's business, financial condition, and results of operation.

     The Company manufactures and distributes biological drugs, including thrombin, which are also regulated by the FDA. The Company's Thrombin-JMI line of products has been approved by the FDA, and the Company's GenTrac facility is licensed by the FDA to produce Thrombin-JMI and Thrombogen, a line of proprietary thrombin products manufactured for Johnson & Johnson. The Company has a pending application for a new pre-mixed liquid thrombin formulation product line. Although the Company believes that this application is in the final approval phase, additional clinical testing of the product may be required and there can be no assurance as to when or if favorable FDA action will be forthcoming. While the Company intends to pursue completion of the application process, development of the product will depend in part upon the Company's assessment of market demand for the product and upon satisfactory resolution of claims by Johnson & Johnson to certain rights in the product. See "Business--Certain Legal Matters."

     The Company also manufactures and sells drugs which are "controlled substances" as defined in the Controlled Substances Act, which establishes certain security and recordkeeping requirements administered by the DEA. The Company has experienced regulatory challenges with respect to compliance with the foregoing regulations which have been resolved, but no assurance can be given that restrictions or fines which could have a material adverse effect upon the Company's business, financial condition and results of operations will not be imposed upon the Company.

     Although the manufacturing and production of nutritional supplements has historically been subject to less intensive regulation than pharmaceutical products, government oversight in this area is currently increasing. Under the Dietary Supplement Health & Education Act of 1994, the FDA may exercise increased authority over the labeling and sales of vitamin and mineral supplements. In addition, the United States Postal Service and the FTC regulate advertising claims with respect to the Company's products sold by solicitation through the mail.

     Recent proposed regulations issued by the FDA require the relabeling of dietary supplements with regard to nutrition labeling ingredient information and nutrient content claims. The proposed rules are not due to become effective until January 1997 and may be modified prior to final adoption. The FDA and other federal authorities are also reviewing alternative approaches to assure the safety of vitamins, minerals, herbal formulations and other products sold as nutritional supplements. Although no current regulatory approval is required prior to or after the introduction of a new nutritional supplement, the FDA must be notified regarding the use of new dietary ingredients and future regulation could result in a recall or discontinuance of certain products.

     The Company cannot predict the extent to which it may be affected in the future by legislative and other regulatory developments concerning its products. There can be no assurance that future health care legislation or other changes in health care legislation will not have a material adverse effect on the Company's business, financial condition or results of operations.

RISK OF PRICE ADJUSTMENTS AND PRODUCT RETURNS

     Under contracts with hospitals and hospital buying groups applicable to the sale and distribution of the Company's pharmaceuticals, final sales prices to distributors may be subject to retroactive adjustment based on volume or other contractual discounts provided by the Company. While the Company believes that it has adequate reserves to cover such adjustments, there can be no assurance that the Company will not experience price adjustments in the future that significantly exceed such reserves.

     The Company permits customers to return unused pharmaceuticals under certain conditions. In addition, the Company's nutritional supplements are sold with an unconditional money-back guarantee permitting a full refund for unused product within 30 days of purchase. Although product returns to date have been less than 1% of gross sales, there can be no assurance that actual levels of returns will not significantly exceed the amounts anticipated by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

     The Company faces an inherent risk of exposure to product liability claims in the event that the use of its product is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or otherwise possess regulatory approval for commercial sale. While the Company has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently has product liability insurance in the amount of $10.0 million per claim and $10.0 million in the aggregate on a claims-made basis; however, there can be no assurance that such insurance will be sufficient to cover potential claims. Further, there can be no assurance that adequate insurance coverage will be available in the future on commercially reasonable terms, if at all, or that a product liability claim would not materially adversely affect the Company's business, financial condition and results of operations. See "Business--Product Liability Insurance."

RISK OF PRODUCT RECALL

     Product recalls may be issued at the discretion of the Company, the FDA, the FTC or other government agencies having regulatory authority for product sales and may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. No assurance can be given that product recalls will not occur in the future. Any product recall could materially adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE UPON CERTAIN KEY MANAGEMENT

     The success of the Company to date has been largely dependent upon the personal efforts and abilities of Dennis M. Jones, the Company's President and Chief Executive Officer. Should Mr. Jones cease to be affiliated with the Company, the Company's strategic direction and performance would be materially adversely affected. The Company is also dependent upon a number of other key management personnel. The loss of the services of one or more key employees, or the inability of the Company to attract and retain skilled management and marketing and sales personnel in the future, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

ENVIRONMENTAL REGULATION

     The Company is subject to a variety of local, state and federal government regulations relating to the storage, discharge, handling, emission, generation and disposal of toxic, infectious or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines against the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with any such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect on the Company's business, financial condition or results of operations. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous chemicals or hazardous, infectious or toxic substances could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities would have a material adverse effect on the Company's business, financial condition and results of operations.

VOLATILITY OF COMMON STOCK PRICE

     The market price for the stocks of many publicly traded pharmaceutical companies and manufacturers and marketers of nutritional supplements, including the Company, is subject to periods of high volatility. A variety of events, both concerning and unrelated to the Company and the markets in which it participates, may have significant negative impact on the market price of the Common Stock, including regulatory developments in the health care field generally, the performance of other pharmaceutical or nutritional supplement companies as well as matters affecting the Company's products, acquisitions and financial performance. Although the Common Stock trades on the Nasdaq National Market, trading volume, size of institutional holdings and the number of market makers has fluctuated and at times has been quite low, and both the price and volume of trading has been sensitive to the number of analysts reporting on the Company and such analysts' comments concerning the Company and the industries in which it participates. The realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on the price of the Company's Common Stock. See "Price Range of Common Stock."

MARKET RISK OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Certain directors and officers of the Company, holding in the aggregate as of February 15, 1996, 4,226,974 shares (25.8% of the shares to be outstanding upon completion of the offering) have agreed with the Underwriters not to sell or dispose of any shares of Common Stock for a period of 90 days following commencement of this offering without the consent of Robertson, Stephens & Company LLC. Sales by such officers and directors are generally subject to the provisions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") which, as to such persons, requires notice of sale activity and limits the amount sold on behalf of any such person (including persons acting in concert with one another) in any 90-day period to the greater of 1% of the outstanding stock or the average weekly trading volume preceding such notice. Such persons are also subject to the short-swing trading provisions of the Exchange Act. See "Underwriting."

DILUTION

     The market price of the Common Stock offered hereby significantly exceeds the current tangible book value per share of the Common Stock. The historical book value of the Company's assets includes a significant value attributable to intangible assets, substantially all of which is attributable to acquisitions of product lines and related assets. Certain of these intangible assets are subject to amortization and will be charged against earnings in future years. As a result of these factors, purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution between the offering price and the resulting net tangible book value per share. In the event that proceeds from the offering are utilized in the acquisition of one or more additional product lines it is likely that such proceeds will be used to acquire trademarks and other intangible assets which will result in increased dilution to such purchasers. See "Dilution."

ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS AND DELAWARE LAW

     The Company's Certificate of Incorporation authorizes the Board of Directors to designate and issue, without stockholder approval, Preferred Stock with voting, conversion and other rights and preferences that could differentially and adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware Business Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The possible issuance of Preferred Stock and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company including, without limitation, discouraging a proxy contest, making more difficult the acquisition of a substantial block of the Company's Common Stock or limiting the price that investors might in the future be willing to pay for shares of the Common Stock.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby will be approximately $80,000,000 ($92,055,500 assuming the Underwriters' over-allotment option is exercised in full), at an assumed public offering price of $42.75 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company.



     The Company intends to use approximately $40.8 million of such proceeds to repay outstanding indebtedness incurred primarily in connection with the Company's acquisitions from Lilly of exclusive perpetual domestic rights to market and distribute Brevital and Tapazole in the United States. Such indebtedness consists of $16.5 million of bank debt bearing interest at 0.5% below the prime rate and secured by all of the assets of the Company and indebtedness due to Lilly in the aggregate amount of $24.3 million. Of the indebtedness due to Lilly, $7.0 million bearing interest at the rate of 7.0% per annum is payable in installments of $4.0 million in August 1996 and $3.0 million in August 1997. The remaining $17.3 million due to Lilly is non-interest bearing and is due in two equal installments in June and September 1996, respectively.



     The Company intends to use the balance of the net proceeds of this offering for general corporate purposes, including the possible acquisition of one or more additional product lines or businesses. The Company has completed a total of 14 product or business acquisitions since inception and, in the normal course of business evaluates potential acquisitions of businesses or products that would complement or expand the Company's business operations. As of the date of this Prospectus, the Company has no present commitments or agreements with respect to any such acquisition. There can be no assurance that any future acquisition will be completed or, if completed, that the Company will realize the same level of historical sales achieved by a seller or that such acquisition will prove successful for the Company.



     Pending application of the proceeds as set forth herein, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY

     JMI initiated a quarterly cash dividend policy for its Common Stock in December 1988 and has declared and paid consecutive quarterly dividends since that date. During 1994 and 1995 cash dividends of $0.06 2/3 and $0.07 1/3 per share, respectively, were declared. On February 7, 1996, in connection with the three-for-two split of the outstanding shares of Common Stock, the Company declared a dividend of $0.025 per share payable on April 1, 1996. It is the intention of the Company's Board of Directors to continue to pay quarterly cash dividends; however, the declaration and payment of future dividends and their amounts will depend upon the earnings, financial condition and capital needs of the Company and such other factors as are deemed relevant by the Company's Board of Directors.

                          PRICE RANGE OF COMMON STOCK


     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "JMED." The following table sets forth the high and low sales prices for the Common Stock reported by Nasdaq for the periods indicated, as adjusted to the nearest 1/16 to reflect the three-for-two stock split in the form of a 50% stock dividend paid on March 1, 1996 to holders of record as of February 23, 1996:



                                                                       HIGH              LOW
                                                                     -------       ---------------
1994
       First Quarter...........................................   $10 5/16         $ 7 3/4
       Second Quarter..........................................     8 1/2            6 11/16
       Third Quarter...........................................     7 3/16           4 5/16
       Fourth Quarter..........................................     6 1/16           4 1/4
1995
       First Quarter...........................................     6 1/16           4 3/16
       Second Quarter..........................................     8                5 7/16
       Third Quarter...........................................    12 1/16           7 7/16
       Fourth Quarter..........................................    16 1/2           10 11/16
1996
       First Quarter (through March 22)........................    45 1/4           15



     On March 22, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $42.75 per share. As of such date, there were approximately 1,000 holders of record and, the Company believes approximately 5,000 non-record beneficial owners of the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1995, and as adjusted to reflect the receipt of the estimated net proceeds from the sale of the 2,000,000 shares of Common Stock offered hereby at an estimated public offering price of $42.75 per share and the application of the estimated net proceeds therefrom:



                                                                     DECEMBER 31, 1995
                                                                   ----------------------
                                                                   ACTUAL     AS ADJUSTED
                                                                   -------    -----------
                                                                       (in thousands)
        Long-term debt (including current portion)(1)...........   $14,758     $       0
        Stockholders' equity
          Preferred Stock, $0.01 par value; 1,000,000 shares
             authorized; 1,056 shares outstanding(2)............         0             0
          Common Stock, $0.04 par value; 30,000,000 shares
             authorized; 14,178,129 shares outstanding
             (16,178,129 shares as adjusted)(3).................       567           647
          Contributed capital(4)................................    19,545        99,465
          Retained earnings.....................................    29,778        29,778
                                                                   -------     ---------
                  Total stockholders' equity....................    49,890       129,890
                                                                   -------     ---------
                       Total capitalization.....................   $64,648     $ 129,890
                                                                   =======     =========


------------

(1) Consists of (i) acquisition debt due to Lilly aggregating $7.0 million, bearing interest at 7.0% and due in installments of $4.0 million in August 1996 and $3.0 million in August 1997, and (ii) a bank loan of $7.8 million bearing interest at 0.5% below prime and secured by all assets of the Company. On March 18, 1996, in connection with the acquisition of Tapazole, the Company incurred additional acquisition debt of $26.0 million, of which approximately $8.7 million is bank debt bearing interest at 0.5% below prime and approximately $17.3 million is non-interest bearing financing provided by Lilly.


(2) The Preferred Stock is issuable in classes with preferences as designated by the Board of Directors of the Company. The outstanding Preferred Stock is convertible into shares of the Common Stock of the Company, at the option of the holder or the Company, at a ratio of 2.625 shares of Common Stock per share of Preferred Stock, and bears a quarterly dividend at the annual rate of $0.16 per share (the current annual dividend rate on the Common Stock into which the Preferred Stock is convertible is $0.2625 per share).

(3) Does not include options outstanding as of December 31, 1995, to purchase an aggregate of 583,350 shares of Common Stock at a weighted average exercise price of $4.14 per share. As a result of option exercises and grants subsequent to December 31, 1995, there were outstanding as of February 15, 1996, options to purchase an aggregate of 973,350 shares of Common Stock at a weighted average exercise price of $10.82 per share.

(4) Includes effects of unearned compensation and related amortization.

                                    DILUTION


     The net tangible book value of the Company as of December 31, 1995 was approximately $17.0 million, or $1.20 per share of Common Stock, assuming that all shares of Preferred Stock outstanding as of December 31, 1995 had been converted into Common Stock as of such date. After giving effect to the acquisition of Tapazole on March 18, 1996, and giving effect to the sale by the Company of the 2,000,000 shares of Common Stock offered hereby, at an assumed public offering price of $42.75 per share, and the receipt of the net proceeds therefrom, the pro forma net tangible book value of the Company as of December 31, 1995 would have been approximately $71.0 million or $4.39 per share. This represents an effective net increase in net tangible book value of $3.19 per share to existing stockholders and an immediate dilution in net tangible book value per share of $38.36 per share to the new investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:



        Assumed public offering price(1)...............................          $42.75
          Net tangible book value before offering(2)...................  $1.20
          Decrease attributable to Tapazole acquisition................  (1.84)
          Increase attributable to new investors.......................   5.03
                                                                         ------
        Pro forma net tangible book value after offering...............          $ 4.39
                                                                                 -------
        Dilution to new investors......................................          $38.36
                                                                                 =======


------------
(1) Before deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

(2) Net tangible book value per share is equal to total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding.


     The historical book value of the Company's assets includes a significant value attributable to intangible assets, substantially all of which is attributable to acquisitions of product lines and related assets. At December 31, 1995, these intangible assets included (i) customer lists of $6.1 million,
(ii) distribution systems, trademarks and licenses of $24.3 million, (iii) restrictive covenants and other intangibles of $3.1 million, and (iv) goodwill of $4.3 million. In connection with the Tapazole transaction, substantially all of the $26.0 million purchase price will be allocated to intangible assets. These intangible assets are subject to amortization over periods of 5 to 40 years depending on the nature of the assets. In the event that any remaining proceeds from the offering are utilized, as expected, in the acquisition of one or more additional product lines, it is likely that such proceeds will be used to acquire trademarks or other intangible assets which will result in increased dilution to the purchasers of shares of Common Stock in this offering. See "Intangible Assets" in Note 2 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The statement of operations data set forth below for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data at December 31, 1994 and 1995, are derived from the consolidated financial statements of the Company that have been audited by Ernst & Young LLP included elsewhere in this Prospectus. The Statement of Operations data for the years ended December 31, 1991 and 1992 and the balance sheet data at December 31, 1991, 1992 and 1993, are derived from other audited consolidated financial statements of the Company not appearing in this Prospectus which have also been audited by Ernst & Young LLP. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere or incorporated by reference in this Prospectus.

                                                               YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------
                                                  1991       1992       1993       1994       1995
                                                 -------    -------    -------    -------    -------
                                                        (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Sales..........................................  $20,513    $24,057    $43,215    $47,549    $56,397
Cost of sales..................................   10,366     12,353     21,909     24,686     27,166
                                                 -------    -------    -------    -------    -------
Gross profit...................................   10,147     11,704     21,306     22,863     29,231
Selling, general and administrative expenses...    5,453      6,368     11,314     13,498     13,905
                                                 -------    -------    -------    -------    -------
Operating income...............................    4,694      5,337      9,992      9,365     15,326
Other income (expense).........................      451        695        (44)      (327)      (401)
                                                 -------    -------    -------    -------    -------
Income before taxes............................    5,145      6,032      9,948      9,038     14,925
Provision for taxes............................    1,851      2,300      3,744      3,299      5,597
                                                 -------    -------    -------    -------    -------
Net income(1)..................................  $ 3,294    $ 3,732    $ 6,204    $ 5,739    $ 9,328
                                                 =======    =======    =======    =======    =======
Earnings per share(1)..........................  $  0.24    $  0.26    $  0.44    $  0.40    $  0.64
                                                 =======    =======    =======    =======    =======
Weighted average shares outstanding............   13,876     14,169     14,257     14,391     14,589
Cash dividends declared per share..............  $  0.04    $  0.05    $  0.06    $0.06 2/3  $  0.07 1/3
BALANCE SHEET DATA:
Cash and cash equivalents......................  $ 9,031    $10,528    $   949    $ 7,032    $ 5,411
Working capital................................   14,748     15,990     11,995     15,015     13,449
Total assets...................................   33,393     35,185     51,824     54,927     74,697
Long-term debt (less current portion)..........    2,738        500      5,400      3,800      9,125
Total stockholders' equity.....................   26,787     30,121     36,236     41,490     49,890

------------
(1) Net income and earnings per share in 1993 do not reflect the cumulative effect of a change in accounting principle of $207,100.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


  General



     The Company was founded in 1981 to market and distribute specialty pharmaceuticals and nutritional supplements. To date, the Company has completed 14 acquisitions of products and businesses which complement or expand the Company's business, while adding selected manufacturing capacity to support certain product lines. The Company has achieved significant increases in sales and net income through such acquisition activity and through related internal growth initiatives to develop marketing opportunities with respect to the acquired product lines. Sales and net income have increased from $19.7 million and $2.8 million in 1990, respectively, to $56.4 million and $9.3 million in 1995, respectively, representing five-year compounded annual growth rates of approximately 23.4% in sales and 27.0% in net income.


     Sales are reported net of returns during the period in which product is shipped. These sales are subsequently adjusted for reserves incurred due to volume or other contractual discounts on certain pharmaceuticals under contracts with hospitals and hospital buying groups. As of December 31, 1995, the Company maintained a reserve of $1.5 million for such anticipated discounts. The reserve was increased from $1.1 million as of year-end 1994 due to higher sales levels of the products involved. Product returns, both of unused pharmaceuticals and of nutritional supplements sold to consumers subject to a limited money-back refund policy, are less than 1% of gross annual sales. Sales are reflected prior to royalties due on sales of certain pharmaceuticals arising from product line acquisitions. Such royalties are recorded as a selling expense. Royalty arrangements typically extend for a fixed period from the date of acquisition and do not require minimum payments to maintain ownership or any rights to products.

     During the year ending December 31, 1995, sales were $56.4 million comprised of $25.9 million of pharmaceutical sales and $30.5 million of nutritional supplement sales. The relative contributions of pharmaceuticals and nutritional supplements to the Company's sales can be influenced by acquisition activity in each product category as well as by marketing activity and customer demand. In 1993 the Company increased its presence in the marketing of nutritional supplements as a result of its acquisition of the operations of Bronson Pharmaceuticals ("Bronson"). In the fourth quarter of 1994 and the first quarter of 1995, sales of certain of its thrombin-based hemostats were adversely impacted by supply difficulties. In August 1995 the Company acquired domestic rights to the Brevital pharmaceutical line for $14.0 million and a 10-year royalty of 5% on net sales of Brevital. During the last four months of 1995, sales of Brevital represented approximately 10.9% of total Company sales.


  Recent Acquisition



     On March 18, 1996, the Company acquired from Lilly the exclusive perpetual domestic right to market and distribute Tapazole in the United States. Tapazole is an anti-thyroid product used for the treatment of hyperthyroidism, the extreme form of hyperthyroidism is commonly known as Graves' Disease. Tapazole is prescribed to inhibit the synthesis of thyroid hormones and to reduce the size of the goiter (an abnormal growth resulting from overactivity of the thyroid gland). Typically Tapazole is used prior to the removal of all or part of the thyroid gland. Removal of all or part of the thyroid gland often results in hypothyroidism, a condition requiring ongoing thyroid supplementation. Recent studies, based on treatment protocols developed outside the United States, have reported success in treating Graves' Disease with the use of pharmaceuticals such as Tapazole for 12 to 18 months, thereby avoiding surgical intervention.



     The Company acquired the rights to Tapazole from Lilly for a purchase price of $26.0 million, of which one-third was paid in cash at closing and the remainder of which is payable, without interest, in equal installments on June 18, 1996 and on September 18, 1996, respectively. In addition to the purchase price, the Company will pay Lilly a royalty equal to 5% of the Company's net sales of Tapazole during the first 10 years following the acquisition. The Company also entered into a 10-year manufacturing agreement with Lilly pursuant to which Lilly will continue to manufacture Tapazole for the Company. See "Risk Factors--Reliance on Third Party Manufacturers and Sole Source Suppliers."

     The Company borrowed funds for the initial $8.7 million payment as new short-term bank borrowings bearing interest at the rate of 0.5% below the prime rate and secured by substantially all of the Company's assets. The Company intends to use approximately $26.0 million of the net proceeds of this offering to repay the indebtedness incurred to acquire the rights to Tapazole. The Company also anticipates using approximately $1.1 million of available working capital to acquire and establish initial inventories of Tapazole and support receivables arising from initial sales activity. See "Use of Proceeds."



     Tapazole is a new product for JMI and the Company has no experience in marketing Tapazole. While a substantial percentage of the prescriptions for Tapazole historically have arisen from office-based endocrinologists and internal medicine specialists rather than through hospital pharmacies, the Company plans to expand the marketing of Tapazole to hospital-based endocrinologists through its hospital-based sales and marketing staff. There can be no assurance that the Company will be able successfully to market and distribute Tapazole or that Tapazole will be accepted by the market at a rate and in the levels previously achieved by Lilly or sufficient to maintain growth. A successful integration of Tapazole in the Company's sales and marketing efforts is important to maintaining the growth of Tapazole sales. Historically, the Company's sales and marketing staff has not sold or marketed products to office-based endocrinologists and developing this marketing effort will require the attention of the sales and marketing staff. There can be no assurance that the Company will be successful in its marketing and sales efforts, and failure to successfully market and sell Tapazole could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company intends to seek additional acquisitions of product lines of niche-market pharmaceuticals to leverage its existing distribution channels and marketing infrastructure and to market aggressively new formats or formulations of existing products. The success of the Company's efforts is subject to a number of risks and uncertainties including its dependence upon key pharmaceuticals and integration of new product acquisitions, its reliance upon third-party manufacturers to produce certain key products, its ability to effectively manage a changing business, uncertainties related to pharmaceutical pricing and reimbursement and on the uncertainty of competitive forces within the pharmaceutical and nutritional supplement industries which affect both the market for its products and the availability of suitable product lines for acquisition. The future results of operations, both annually and from quarter-to-quarter, are subject to a variety of factors applicable to the Company and to the industries and markets in which it operates.


     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.



RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements contained elsewhere herein. The following table sets forth certain data as a percentage of net sales for the periods indicated.

                                                                 PERCENTAGE OF SALES
                                                               YEAR ENDED DECEMBER 31,
                                                             ---------------------------
                                                             1993       1994       1995
                                                             -----      -----      -----
        Net sales.........................................   100.0%     100.0%     100.0%
        Cost of sales.....................................    50.7       51.9       48.2
                                                             -----      -----      -----
        Gross profit......................................    49.3       48.1       51.8
        Selling, general & administrative expenses........    26.2       28.4       24.7
                                                             -----      -----      -----
        Operating income..................................    23.1       19.7       27.1
        Other income (expenses)
          Interest income.................................     0.4        0.2        0.3
          Interest expense................................    (0.8)      (1.1)      (0.8)
          Miscellaneous income (expenses).................     0.3        0.2       (0.2)
                                                             -----      -----      -----
        Income before income tax(1).......................    23.0       19.0       26.4
                                                             -----      -----      -----
        Net income........................................    14.4%      12.1%      16.5%
                                                             =====      =====      =====

------------
(1) Before cumulative effect of change in accounting principle of $207,100 in 1993.

  Years Ended December 31, 1995, 1994 and 1993

     Sales

     Sales for the year ended December 31, 1995 increased 18.6% to $56.4 million from $47.5 million for the year ended December 31, 1994 and 10.0% to $47.5 million from $43.2 million for the year ended December 31, 1993. The Company's sales increased in 1995 as the result of unit and dollar growth in both pharmaceuticals and nutritional supplements and increased in 1994 as the result of unit and dollar growth in nutritional supplements.

     Sales of pharmaceuticals in 1995 grew 18.5% to $25.9 million from $21.9 million in 1994 due primarily to increases in sales of the Company's critical care pharmaceutical products, including four months of Brevital sales. Sales of nutritional supplements in 1995 grew 18.9% to $30.5 million from $25.6 million in 1994 due to a 14.5% increase in Bronson Pharmaceutical product sales and a 102.2% increase in sales of contract manufactured products, offset in part by a 27.5% decline in sales of the MD Pharmaceutical products.

     Sales of pharmaceuticals in 1994 grew 3.6% to $21.9 million from $21.1 million in 1993 due primarily to increases in sales of Therevac and Liqui-Char. Sales of Thrombinar were essentially flat due to the inability of the Company's supplier to meet fully the Company's requirements. Sales of nutritional supplements in 1994 increased 16.2% to $25.6 million from $22.0 million in 1993 resulting from the inclusion of a full 12 months of sales of the Bronson Pharmaceutical product line which was acquired in March 1993.

     Gross Profit

     Gross profit during 1995 increased 27.9% or $6.4 million to $29.2 million from $22.9 million in 1994. As a percentage of sales, margins grew to 51.8% in 1995 from 48.1% in 1994 as a result of greater manufacturing efficiencies and sales increases in higher margin products.

     Gross profit during 1994 increased 7.3% or $1.6 million to $22.9 million from $21.3 million in 1993. As a percentage of sales, margins declined to 48.1% in 1994 from 49.3% in 1993 as a result of increases in labor and overhead components in cost of goods.

     Selling, General and Administrative Expenses

     Selling expenses increased 4.8% or $388,000 to $8.4 million in 1995 from $8.0 million in 1994 primarily as a result of adding five hospital territory managers in the fourth quarter of 1995 and due to higher direct marketing expenses associated with larger and more frequent mailings of the Bronson Pharmaceutical catalogue. As a percentage of sales, these expenses decreased to 15.0% in 1995 from 16.9% in 1994.

     Selling expenses increased 25.0% or $1.6 million to $8.0 million in 1994 from $6.4 million in 1993 as a result of the inclusion of a full 12 months of Bronson Pharmaceutical selling expenses and greater shipping and direct marketing expenses associated with sales of Bronson Pharmaceutical products. Additionally, the Company added one major market hospital representative during 1994. Selling expenses as a percentage of sales in 1994 increased to 16.9% from 14.9% in 1993.

     General and administrative expenses in 1995 remained essentially unchanged at approximately $4.0 million, but declined as a percentage of sales to 7.2% in 1995 from 8.4% in 1994.

     General and administrative expenses in 1994 increased 18.3% or $619,000 to $4.0 million from $3.4 million in 1993 primarily due to the inclusion of a full 12 months of Bronson Pharmaceutical expenses and to a lesser extent due to increases in overhead. As a percentage of sales, these expenses increased to 8.4% in 1994 from 7.8% in 1993 for the same reasons.

     Research and development expenses were eliminated in 1995 after declining to $101,000 in 1994 from $377,000 in 1993 due to the reduction of ongoing expenses by GenTrac associated with the development of pre-mixed liquid thrombin formulations.

     Amortization expenses associated with intangible assets and included in selling, general and administrative expenses remained essentially unchanged in 1995 at approximately $1.4 million, as the impact of the Brevital product line acquisition was substantially offset by declining amortization on other products. As a percentage of sales these expenses decreased to 2.5% in 1995 from 2.9% in 1994.

     Amortization expenses increased 20.8% or $234,000 to $1.4 million in 1994 from $1.1 million in 1993 as a result of the Bronson Pharmaceutical and Derma System product acquisitions and the corresponding full 12 months of amortization of the associated intangible assets acquired. As a percent of sales, amortization expenses increased 2.9% in 1994 from 2.6% in 1993.

     Operating Income

     Operating income during 1995 increased 63.6% or $6.0 million to $15.3 million from $9.4 million in 1994 and increased as a percentage of sales to 27.1% from 19.7% in 1994, as the result of higher overall gross profits and marginal increases in operating expenses.

     Operating income during 1994 decreased 6.3% or $627,000 to $9.4 million from $10.0 million in 1993 and decreased as a percentage of sales to 19.7% from 23.1% in 1993, as a result of an increase in cost of sales and in selling, general and administrative expenses.

     Other Income (Expense)

     Other income during 1995 reflects a one-time loss of $126,000 associated with the sale of certain real property which the Company was unable to use and the reduction in the associated rental income.

     Interest and dividends from investing activities decreased to $101,000 in 1994 from $189,000 in 1993 due to lower cash balances resulting from the uses of cash in 1993 associated with the Company's acquisition program and the purchase of a 150,000 square foot distribution and headquarters facility. Interest expense increased to $516,000 in 1994 from $354,000 in 1993 due to borrowings associated with the acquisitions and facility purchase.

     Income Taxes

     The provision for income taxes increased to 37.5% of pre-tax income in 1995 compared to 36.5% of pre-tax income in 1994, primarily as the result of a 1% higher federal tax rate on annual profits exceeding $10 million.

     The provision for income taxes decreased to 36.5% of pre-tax income in 1994 compared to 37.6% of pre-tax income in 1993. The lower rate was due to lower effective state income tax rates.

     Net Income

     Net income increased 62.5% or $3.6 million to $9.3 million in 1995 from $5.7 million in 1994, and increased as a percentage of sales to 16.5% in 1995 from 12.1% in 1994.

     Net income decreased 7.5% or $464,000 to $5.7 million in 1994 from $6.2 million in 1993, and decreased as a percentage of sales to 12.1% in 1994 from 14.4% in 1993 as a result of lower operating and interest income and higher interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception the Company has financed its operations primarily through cash flow from operations, public and private sales of equity securities and borrowings under revolving credit facilities. At December 31, 1995 and 1994, respectively, the Company had cash and cash equivalents of $5.4 million and $7.0 million, respectively.

     Total assets increased $19.8 million to $74.7 million at December 31, 1995 from $54.9 million at December 31, 1994 and total liabilities increased $11.4 million to $24.8 million at December 31, 1995 from $13.4 million at December 31, 1994. Inventories increased to $10.7 million at December 31, 1995 from $8.3 million at December 31, 1994 principally from higher thrombin product inventories and the acquired Brevital inventories. Accounts receivable increased to $7.1 million at December 31, 1995 from $4.2 million at December 31, 1994 due to higher year end sales in 1995. For the same reason, in days outstanding, accounts receivable increased to 46 days at December 31, 1995 from 33 days at December 31, 1994. Net property, plant and equipment increased by $2.8 million to $15.4 million at December 31, 1995, from $12.6 million at December 31, 1994, primarily due to the expansion of the Company's GenTrac facility.

     In August 1995, the Company borrowed $8.7 million to fund its cash requirements in connection with its acquisition of the exclusive United States license to sell Brevital and to refinance existing term loan indebtedness of $1.7 million, with interest thereon at the rate of 0.5% below prime, payable in equal monthly installments until paid in full in September 2000. Such indebtedness is secured by substantially all of the Company's assets. The Company may prepay such indebtedness without penalty. As of December 31, 1995, the outstanding balance of this term loan was $7.8 million. In addition, the Company is indebted to Lilly in the principal amount of $7.0 million bearing interest at 7.0% and due in installments of $4.0 million in August 1996 and $3.0 million in August 1997. The Company plans to use approximately $14.8 million of the net proceeds from this offering to repay the entire outstanding balance of such indebtedness.


     In March 1996, the Company borrowed $8.7 million to fund its cash requirements in connection with its acquisition of the exclusive perpetual domestic right to market and distribute Tapazole in the United States, with interest thereon at the rate of 0.5% below prime, payable in full in June 1996. Such indebtedness is secured by substantially all of the Company's assets. The Company may prepay such indebtedness without penalty. In addition, the Company is indebted to Lilly in the principal amount of $17.3 million, which amount does not bear interest and is due in two equal installments in June 1996 and September 1996, respectively. The Company plans to use approximately $26.0 million of the net proceeds from this offering to repay the entire outstanding balance of such indebtedness.


     Under revolving credit and other borrowing lines available to the Company at January 31, 1996, the Company had an unused line of credit aggregating approximately $4.0 million. Such line of credit is secured by substantially all of the Company's assets and contains certain restrictive provisions, including maintaining a maximum tangible net worth ratio, maintaining a minimum current ratio, obtaining prior approval of acquisition financings in excess of $3.0 million and limiting the amount of additional borrowings. The Company will be in default under its revolving credit and borrowing lines if (i) Dennis Jones ceases to be the Company's Chairman of the Board and Chief Executive Officer, or
(ii) Dennis Jones and Judith Jones, collectively, own less than 15% of the outstanding shares of Common Stock of the Company, or (iii) a third party acquires 50% or more of the shares of the Company's capital stock without the lender's prior approval.

     The Company has experienced only moderate raw material and labor price increases in recent years. While the Company has passed some price increases along to customers, the Company has primarily benefitted from rapid sales growth, negating most inflationary pressures.

     The Company's manufacturing operations are not capital intensive and, as such, the impact of inflation on the property, plant and equipment and associated depreciation expense of the Company has been minimal.

     The Company believes that the net proceeds from this offering together with those generated from operations and borrowings available from its revolving credit facility will be sufficient to finance its working capital requirements for the foreseeable future. However, in the event the Company makes significant future acquisitions, it may be required to raise funds through additional borrowings or the issuance of debt or equity securities. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may cause the Company to delay, scale back, or abandon some or all of its product acquisition and licensing programs or marketing and manufacturing opportunities.

RECENT ACCOUNTING PRONOUNCEMENTS

     Adoption of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the adoption of FASB Statement No. 123, "Accounting for Stock Based Compensation," which are effective for the Company in 1996, are not anticipated to have a material effect on the Company's consolidated financial statements.

     Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to increase net income by $207,100. Application of the new income tax rules for 1993 did not have a significant effect on net income before cumulative effect of the accounting change.

                                    BUSINESS

GENERAL


     The Company is engaged in the manufacture, marketing and sale of pharmaceuticals and nutritional supplements. Founded in 1981, the Company markets a wide variety of pharmaceuticals and branded nutritional supplements under its own trademarks and tradenames. All of the Company's product lines have been acquired through a series of 14 acquisitions which complemented or expanded its existing lines of business. The Company intends to leverage its existing marketing and sales capabilities through additional strategic acquisitions of complementary products and businesses, by expanding and increasing the penetration of its existing customer base, and through the introduction of new formats for pharmaceuticals and new formulations for nutritional supplements. During 1995, sales of pharmaceuticals and nutritional supplements accounted for approximately 46% and 54% of the Company's total sales, respectively.


INDUSTRY BACKGROUND

  The United States Pharmaceutical Market

     The annual domestic market for pharmaceuticals was estimated to be in excess of $77 billion in 1995. While the market is dominated by large multinational pharmaceutical companies which conduct substantial research and development on new pharmaceuticals, it is estimated that, within the domestic market, approximately 34% of sales are derived from individual pharmaceuticals and product lines, each of which generate less than $50 million of revenues annually. Industry consolidation and pricing pressures from cost containment initiatives have raised the threshold level of sales necessary for an individual product to justify active domestic marketing and promotion from a major pharmaceutical company. In addition, major pharmaceutical companies have focused their marketing efforts on new pharmaceuticals to recover development costs. As a result, sales of established pharmaceuticals may decline or become focused on a particular market niche. Further, pricing and profit pressures are leading the major pharmaceutical companies to consider divestitures of small product lines as a more effective means of deriving revenue from products which are not strategically important. While most of these products are no longer subject to patent protection, the cost of establishing manufacturing may prove excessive, raw materials may be difficult to obtain or the market size may be too small to warrant competition from generic drug suppliers.

     The result of the foregoing factors influencing the major pharmaceutical companies has been the emergence of marketing-oriented niche pharmaceutical companies willing to acquire and market established product lines. Products which are perceived as having potential for acquisition by these emerging pharmaceutical companies are those which share several, but not necessarily all, of the following characteristics: (i) products which no longer fit the strategic focus of the divesting company; (ii) products with annual sales in the range of $1 to $50 million; (iii) products which receive minimal promotion from the divesting company but compete in promotion sensitive markets; (iv) products which have slowly declining or stagnant sales in the hands of the divesting company; (v) products which have sales levels that are less likely to become targets of pricing pressure from managed care or third-party payors, or which have a clear price advantage over alternative treatments; and (vi) products which can leverage the existing sales force and marketing efforts of the acquiring company.

  The United States Market for Nutritional Supplements

     Based on industry sources, the annual retail market for nutritional supplements, including vitamins, minerals and herbal formulations, exceeded $4.5 billion in 1994. The market has historically expanded due to increasing consumer awareness of the health benefits of nutritional supplements and due to the increase in the elderly population. An important factor in the increased awareness of benefits from nutritional supplements is the increased attention and importance being given to nutritional supplements by health care and nutritional professionals.

BUSINESS STRATEGY

     The Company's business strategy is to acquire specialty product lines or operations that complement or expand the marketing or distribution of existing product lines and to develop and apply marketing initiatives to such products. The key elements of the Company's strategy include:

     Acquire and Build Market Share in Specialty Pharmaceuticals. Since inception, the Company has purchased domestic rights to certain specialty pharmaceuticals addressing markets such as hemostasis and anesthesia. JMI intends to continue to seek the rights to products that it believes can benefit from a focused marketing effort.

     Leverage Established Pharmaceutical Marketing and Sales Efforts. JMI intends to maximize productivity of its sales force through replacement of existing, lower-volume products with new products with larger market opportunities. In addition, the Company intends to raise the awareness of selected products through targeted sales efforts focused on the hospital pharmacists and health care professionals in the United States.

     Expand Marketing Initiatives for Nutritional Supplements to Health Care Professionals. Since the Company acquired Bronson Pharmaceuticals in early 1993, monthly orders have grown from 27,000 to over 30,000 as of January 1996, and the average order has grown from $43 to $62 as of January 1996. JMI intends to continue to expand its marketing efforts for nutritional supplements by focusing on developing recommendations and referrals to consumers through health care professionals and introducing new products to its existing customer base.

     Improve Margins Through Focus on High-Margin Products and Cost Control. JMI intends to increase gross and operating margins by using sales personnel efficiently, minimizing corporate overhead and focusing on high-margin products. The Company believes that by focusing on a limited number of products it can increase sales by maximizing the productivity of its sales force and controlling overhead costs.


PRINCIPAL PRODUCTS AND PRODUCT LINES


  Pharmaceuticals

     The Company markets and distributes a variety of branded pharmaceuticals, which accounted for approximately 36% of the Company's total sales in 1995. The Company's principal branded pharmaceuticals primarily serve the critical care segment of the health care industry and are as follows:


     Thrombin-JMI and Thrombinar. During invasive surgical procedures, surgeons typically limit bleeding in order to control blood loss and maintain visibility of the surgical site. Surgeons may apply pressure bandages, suture severed vessels and/or use a topical hemostatic agent to maintain the surgical site. In most cases, collagen, cellulose or thrombin-based hemostatic agents are used because of their ability to rapidly begin the clotting process. The Company's products, Thrombin-JMI and Thrombinar, are thrombin-based topical hemostatic agents derived from bovine blood. The Company's thrombin products offer advantages over collagen and cellulose products because of faster activity in the surgical site. Additionally, because of their physical characteristics, JMI's thrombin products do not need to be removed from the surgical site prior to closure, whereas non-thrombin competing products need to be removed, often leading to recurrence of bleeding. Thrombin-JMI was introduced in 1995 and differs from Thrombinar in that Thrombin-JMI does not require refrigeration, and is therefore more convenient in the operating room. The topical hemostat market was estimated to be greater than $80 million in the United States in 1995. The Company's branded thrombin products accounted for 13.0% of the United States topical hemostat market and 52.0% of the United States topical bovine thrombin market in 1995. Thrombin-JMI and Thrombinar accounted for 19.7% of total Company sales in 1995. The Company's first thrombin product, Thrombinar, was acquired by JMI from Armour in 1989. Thrombin-JMI is manufactured at the Company's wholly-owned subsidiary GenTrac. Thrombinar was manufactured by Armour for JMI until September 1995 when it was replaced by Thrombin-JMI.

     Brevital. The I.V. anesthetic market is split into segments based on type and length of therapeutic, diagnostic or surgical procedures. Short-term general anesthesia is required when performing minor surgical procedures such as dental surgery, cardioversion and other brief ambulatory surgeries. Long-term general anesthesia is required when more complex and invasive surgical procedures are performed. In order to administer long-term general anesthesia, induction agents are used to begin the anesthetic event and are subsequently followed by another drug or gas to maintain the anesthesia. The Company's product, Brevital, is a general I.V. anesthetic agent that addresses both the short-term and long-term anesthesia markets. Brevital is used in short-term procedures because of its rapid onset of action and minimal recovery time. Brevital's rapid onset of action also makes it a useful induction agent for long-term general anesthesia prior to the administration of another agent to maintain the anesthesia. The I.V. anesthetic market in the United States is estimated to be $500 million. Brevital accounted for 4.2% of JMI's sales in 1995. Brevital was introduced by Lilly in 1961 and exclusively licensed in perpetuity to JMI on August 31, 1995 for sale in the United States.

     Other Pharmaceuticals. The Company also manufactures and distributes other critical care products and other branded pharmaceuticals under numerous trademarks and tradenames, the most prominent of which are Liqui-Char, a toxin antidote, Therevac, a mini-enema for rehabilitation therapy, Derma-Scrub, a surgical scrub, and Thyroid Strong and Westhroid, natural thyroid supplements. Combined, all other branded pharmaceutical products accounted for 12% of the Company's total sales in 1995.

  Nutritional Supplements

     The Company markets and distributes a full line of branded nutritional supplements, which accounted for approximately 42% of the Company's total sales in 1995. The Company's branded nutritional supplements are marketed under the Bronson Pharmaceutical and MD Pharmaceutical tradenames.

     Bronson Pharmaceutical. The Bronson Pharmaceutical product line consists of over 260 branded vitamin, mineral and herbal extract formulations. The products include multi-vitamins, mineral formulations, individual vitamins, antioxidants, herbal formulations and personal care products. The Bronson Pharmaceutical product line accounted for approximately 36% of the Company's total sales in 1995.

     MD Pharmaceutical. These products are sold exclusively through military base retail outlets and consist of a broad line of branded nutritional supplements which compete with national brands. The products include multi-vitamins, mineral formulations, individual vitamins and antioxidants. The MD Pharmaceutical product line accounted for approximately 6% of the Company's total sales in 1995.

MARKETING AND SALES

     The Company markets and promotes its products primarily through a direct sales force, direct mail, telemarketing and trade publication advertising. The Company also attends major medical conventions and symposia. The Company maintains a sales and marketing staff of approximately 40 people, and employs an additional 10 people devoted to customer service and marketing support. The Company also utilizes independent sales representatives for marketing certain products.

  Pharmaceuticals

     The Company has a 24-person marketing and sales staff for pharmaceuticals and critical care products which includes 18 field sales personnel (including three regional managers and 15 hospital territory managers), four marketing support specialists, a hospital group contract coordinator and a product manager, all reporting to the Company's Vice President-Sales. Sales activities are focused on major hospital buying groups which, in the aggregate, manage and contract for a majority of the purchasing of pharmaceuticals for private sector hospitals through bid and contract agreements. Although the Company's marketing efforts focus upon individual hospitals' Directors of Pharmacy as the ultimate decision-maker, the Company presently has contracts for one or more product lines with substantially all of the major hospital buying groups and distributes pharmaceuticals nationally through approximately 320 wholesale distributors.


  Nutritional Supplements


     The Company markets the Bronson Pharmaceutical product line directly to consumers and health care and nutritional professionals through catalogs and direct mailings to a database that, as of December 31, 1995, included approximately 18,000 health care and nutritional professionals and 530,000 mail order and retail customers, of whom approximately 135,000 purchased products directly from the Company in 1995. The Company does not rent or utilize mailing lists from other sources, preferring to focus upon generating customers through professional recommendations and referrals from current customers. The Company maintains a telemarketing sales force of 16 persons which processes approximately 27,000 orders per month with an average order of approximately $60 during 1995. Prepaid orders are received through mail order, toll-free telephone numbers or by facsimile, and are filled at the Company's distribution center in St. Louis, Missouri, usually within 24 hours of receipt, and are shipped by United Parcel Service or parcel post. In addition to direct mail sales, the Bronson Pharmaceutical product line is marketed to approximately 5,000 retail accounts. The MD Pharmaceutical product line is marketed exclusively through military outlets by approximately 30 independent sales representatives.


MANUFACTURING

     The Company manufactures pharmaceuticals at its facilities in Canton, Ohio, Middleton, Wisconsin and St. Louis, Missouri, and manufactures and formulates nutritional supplements at its facilities in Tempe, Arizona.

     The Company has manufactured pharmaceuticals at its FDA-registered Canton, Ohio, facility since March 1984. The Company processes raw materials purchased from outside sources and produces products in tablet form. Content, shape and color of such products are produced within the guidelines of FDA regulations pertaining to over-the-counter drugs or prescription drugs that were marketed prior to 1938.

     In 1991, in connection with the Company's acquisition of GenTrac, the Company assumed operations of the GenTrac facility located in Middleton, Wisconsin which is licensed by CBER for the production of therapeutic and diagnostic thrombin products. Biological products such as Thrombin-JMI must be produced at a licensed biologic facility specifically licensed to manufacture that product. The Company's GenTrac facility, which produces Thrombin-JMI, is licensed for the production of thrombin U.S.P. products and also acts as a contract manufacturer of Thrombogen, a line of proprietary thrombin products manufactured for Johnson & Johnson under distribution and development agreements.

     Packaging, as well as warehousing and distribution, for certain pharmaceuticals and for nutritional supplements, is primarily conducted at the Company's distribution center and headquarters located in St. Louis, Missouri. The Company also formulates and produces liquid products such as Liqui-Char and the Derma-Scrub line at its St. Louis, Missouri facility.

     The Company has manufactured nutritional supplements at its facilities in Tempe, Arizona, since 1984. As in the case of pharmaceuticals, the Company processes raw materials purchased from outside sources and formulates them into final dosage form. Although, prior to the acquisition of Bronson by the Company in March 1993, Bronson functioned solely as a marketer and distributor of its product line, the Company now manufactures the majority of its Bronson products at its Tempe, Arizona facilities.

     The Company utilizes available excess capacity at its manufacturing facilities to produce pharmaceuticals and nutritional supplements for other branded and generic distributors, in bulk or packaged (private label) form. The Company's marketing efforts with respect to contract manufactured products are conducted both internally and through independent commissioned sales representatives.

     With the exception of GenTrac's agreement with Johnson & Johnson, the Company does not have long-term manufacturing contracts with its customers for contract manufacturing but instead manufactures products pursuant to purchase orders as they are received. Contract manufacturing is performed primarily for generic and private label product distributors which are not involved in manufacturing and whose products primarily consist of basic generic ethical drugs, generic over-the-counter drugs and vitamins, and private formulations of vitamins, prescription and over-the-counter drugs. Notwithstanding the absence of long-term manufacturing agreements with its contract manufacturing customers, JMI has long-standing relationships with the majority of its customers for such products. There can be no assurance, however, that such relationships will continue in the future.


     In 1995, the Company manufactured approximately 75% of its total products sold and approximately 70% of its branded products sold. However, the Company anticipates that these historical percentages will change since all production of thrombin products has been integrated at the GenTrac facility while Brevital and Tapazole are produced under contract by Lilly.



     The Company has historically relied on third-party manufacturers to produce certain of its products. The Company typically does not enter into long-term manufacturing contracts with such third-party manufacturers, however, even when such contracts exist, there can be no assurance that the Company will be able to obtain adequate supplies of such products in a timely fashion, or at all. For example, the Company's thrombin products were manufactured for the Company under a contract with Armour from whom the Thrombinar product line was acquired in 1989. During the fourth quarter of 1994 and first quarter of 1995, Armour was unable to meet in full the Company's requirements for thrombin products, resulting in the Company's inability to fill product orders from customers and the loss of sales and income. The Company also faces the risk that upon expiration of the term of any third-party manufacturing agreement it may not be able to renew or extend the agreement with the third-party manufacturer, to obtain an alternative manufacturing source from other third parties or develop internal manufacturing capabilities on commercially viable terms, if at all. In such circumstances the Company may be unable to continue to market its products as planned and could be required to abandon or divest itself of a product line on terms which would materially adversely affect the Company's business, financial condition and results of operations.



     Brevital, which accounted for 10.9% of the Company's sales volume during the last four months of 1995, and Tapazole, are manufactured for the Company by Lilly from whom such product lines were acquired as of August 31, 1995 and March 18, 1996, respectively. Pursuant to such acquisitions, the Company obtained perpetual, exclusive licenses to market and distribute Brevital and Tapazole in the United States. The Company has entered into 10-year manufacturing agreements with Lilly, which may be terminated by Lilly at any time after the first five years by giving at least five years notice to the Company prior to ceasing the manufacture of Brevital or Tapazole, as the case may be. In the event of such termination, Lilly must use reasonable efforts to assist the Company in obtaining all the necessary licenses and approvals to enable the Company or an alternative manufacturer to manufacture such product. There can be no assurance that Lilly will continue to meet FDA or product specification standards for Brevital or Tapazole or that the Company's Brevital and Tapazole product demand can be met in a consistent and timely manner. Lilly is the sole manufacturer of Brevital and Tapazole and any alternative manufacturer would require regulatory change-in-site qualification to manufacture either product. In the event of any interruption in the supply of Brevital or Tapazole from Lilly due to regulatory or other causes, there can be no assurance that the Company could make alternative manufacturing arrangements on a timely basis, if at all. Such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations.

PRINCIPAL CUSTOMERS AND SUPPLIERS

     No one customer accounted for 10% or more of the Company's sales in 1995. GenTrac's sales of thrombin products to Johnson & Johnson were $3.5 million or 6.1% of the Company's total sales in 1995.

     The Company has not experienced to date any significant shortages in supplies of raw materials. The raw materials utilized by the Company in its manufacturing operations are purchased from a variety of suppliers. The Company endeavors to maintain multiple suppliers in order to minimize delays or cost disparities in the event of supplier shortages. For the most part the Company's ability to manufacture products is not dependent on any particular raw material supplier except as to thyroid raw materials.

     The Company relies on certain suppliers of key raw materials to provide an adequate supply of such materials for production of finished products. Certain materials are purchased from single sources. In particular, the manufacture of Brevital is dependent upon Lilly's ability to procure certain raw materials used in the manufacture of Brevital. Although the Company has no reason to believe that Lilly will be unable to procure adequate supplies of such raw materials on a timely basis, disruptions in supplies of Brevital, including delays due to Lilly's inability to procure raw materials, would have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The manufacture and sale of pharmaceuticals is highly competitive. Many of the Company's competitors are large well-known pharmaceutical, chemical and health care companies which have considerably greater financial, sales, marketing and technical resources than those of the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with the Company's product lines. The pharmaceutical industry is characterized by rapid product development and technological change. The Company's pharmaceuticals could be rendered obsolete or uneconomical by the development of new pharmaceuticals to treat the conditions addressed by the Company's products or as the result of technological advances affecting the cost of production, or as a result of marketing or pricing action by one or more of the Company's competitors. The Company's business, financial condition and results of operations could be materially and adversely affected by any one or more of such developments.

     The Company's thrombin product lines compete with those produced for and marketed by Johnson & Johnson and with thrombin products distributed by Parke-Davis, a division of the Warner-Lambert Company. The Company's thrombin products also compete with other hemostatic agents, including Gelfoam, manufactured by Pharmacia & Upjohn, Inc., and Surgicel, manufactured by Johnson & Johnson. In addition, Brevital faces competition in the I.V. anesthetic market from other I.V. anesthetic products, including Diprivan, which is produced by Stuart Pharmaceuticals, a business unit of Zeneca, Inc., and Versed, produced and marketed by Roche Labs, a division of Hoffmann-LaRoche, Inc. Each of these competitors has substantially greater marketing, sales and financial resources than the Company. There can be no assurance that the Company will be able to compete effectively, that additional competitors will not enter the market, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.


     Tapazole faces competition from the generic pharmaceutical, propylthiouracil (PTU). PTU is sold by Lederle Labs, a division of American Cyanamid Company, which has greater financial resources than the Company, and by a number of other independent generic pharmaceutical companies. The Company is not aware of any generic forms of Tapazole (methimazole, USP) in the marketplace. However, other pharmaceutical companies may choose to market and sell generic forms of Tapazole which could lead to a decrease in the price that customers may be willing to pay for Tapazole, or could reduce the market for Tapazole. There can be no assurance that the Company will be able to compete effectively, that additional competitors will not enter the market or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.


     The market for nutritional supplements is characterized by extensive competition, frequent new product introductions, short product life cycles and changing customer preferences. The Company is subject to competition from the retail market, as well as the mass-market, direct-mail market, for nutritional supplements and there can be no assurance that the Company's targeted direct-market approach will remain a viable alternative within the industry or that other competitors may not enter the targeted direct-mail market and offer products similar to those offered by the Company. Many of the Company's existing and potential competitors in the nutritional supplements market have greater financial, marketing and research capabilities than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on the Company's business, financial condition or results of operations.

TRADEMARKS


     The branded products sold by the Company are sold under a variety of trademarks. While the Company believes that it has valid proprietary interests in all currently used trademarks, only certain of the trademarks are registered with the United States government. The Company's licenses to the Brevital and Tapazole trademarks are limited to the United States and its right to utilize the MD Pharmaceutical brand name is restricted to the United States military and its outlets.


GOVERNMENT REGULATION

     The manufacturing, processing, formulation, packaging, labeling, storage, promotion, distribution and advertising of the Company's products are subject to extensive regulation by one or more federal agencies including the FDA, the DEA, the EPA, the FTC, OSHA, the USDA, the CPC, the United States Customs Service, and the United States Postal Service. These activities are also regulated by various agencies of the states and localities in which the Company's products are manufactured or sold.

  Pharmaceuticals

     All pharmaceutical manufacturers, including the Company, are subject to regulation by the FDA. New drugs must be approved by the FDA before they may be marketed, except for those prescription drugs about which the FDA has knowledge but for which the FDA is not requiring applications either because of 'grandfather status' under 1938 legislation, 'grandfather status' under 1962 legislation, or for other reasons. The FDA has the authority to revoke existing approvals, or to review the status of currently exempt pharmaceuticals and require application and approval, of prescription drugs if new information reveals that they are not safe or effective and also regulates the advertising of prescription drugs. The Company's marketing of OTC drugs is affected by the establishment of FDA monographs, a regulatory system arising under 1962 legislation. FDA monographs effectively exempt from FDA approval OTC drugs which are produced and labeled in accordance with the standards set forth in FDA regulations. The rulemaking process to establish or revise an FDA monograph allows a 12 month grace period to make appropriate formulation or label changes following publication of the final monograph. The FTC regulates advertising of OTC drug products. Drug products must be manufactured, packaged, and labeled in accordance with their approvals and in conformity with CGMP. The Company is subject to periodic inspection by the FDA to assure such compliance. Drugs must be distributed, sampled and promoted in accordance with FDA requirements. The FDA has extensive enforcement powers over the activities of pharmaceutical manufacturers, including authority to commence actions to seize and prohibit the sale of unapproved or non-complying products, to halt manufacturing operations that are not in compliance with CGMP, and to impose civil penalties and seek criminal penalties. The restriction or prohibition on sales of products marketed by the Company could materially adversely affect the Company's business, financial condition, and results of operation.

     The Company manufactures and distributes biological drugs, including thrombin, which are also regulated by the FDA. The Company's Thrombin-JMI line of products has been approved by the FDA, and the Company's GenTrac facility is licensed by the FDA to produce Thrombin-JMI and Thrombogen, a line of proprietary thrombin products manufactured for Johnson & Johnson. The Company has a pending application for a new pre-mixed liquid thrombin formulation product line. Although the Company believes that this application is in the final approval phase, additional clinical testing of the product may be required and there can be no assurance as to when or if favorable FDA action will be forthcoming. While the Company intends to pursue completion of the application process, development of the product will depend in part upon the Company's assessment of market demand for the product and upon satisfactory resolution of claims by Johnson & Johnson to certain rights in the product.

     The Company also manufactures and sells drugs which are "controlled substances" as defined in the Controlled Substances Act, which establishes certain security and recordkeeping requirements administered by the DEA. The Company has experienced regulatory challenges with respect to compliance with the foregoing regulations which have been resolved, but no assurance can be given that restrictions or fines which could have a material adverse effect upon the Company's business, financial condition and results of operations will not be imposed upon the Company.

  Nutritional Supplements

     Although the manufacturing and production of nutritional supplements has historically been subject to less intensive regulation than pharmaceutical products, government oversight in this area is currently increasing. Under the Dietary Supplement Health & Education Act of 1994, the FDA may exercise increased authority over the labeling and sales of vitamin and mineral supplements. In addition, the United States Postal Service and the FTC regulate advertising claims with respect to the Company's products sold by solicitation through the mail.

     Recent proposed regulations issued by the FDA require the relabeling of dietary supplements with regard to nutrition labeling ingredient information and nutrient content claims. The proposed rules are not due to become effective until January 1997 and may be modified prior to final adoption. The FDA and other federal authorities are also reviewing alternative approaches to assure the safety of vitamins, minerals, herbal extracts and other products sold as nutritional supplements. Although no current regulatory approval is required prior to or after the introduction of a new nutritional supplement, the FDA must be notified regarding the use of new dietary ingredients and future regulation could result in a recall or discontinuance of certain products.

     The Company believes that it is in material compliance with applicable laws and regulations concerning nutritional supplements. Moreover, the Company believes that its experience in the manufacture and sale of pharmaceuticals, and its use of certain manufacturing processes and controls uniformly across all product lines, will enable the Company to comply with regulations, record keeping, testing and manufacturing standards which may be applied to nutritional supplements. Nevertheless, increased regulatory oversight could subject the Company and other manufacturers of nutritional supplements to increased production and compliance costs and possibly require capital expenditures.

     The Company cannot predict the extent to which its pharmaceuticals and nutritional supplement product categories may be affected in the future by legislative and other regulatory developments concerning its products. There can be no assurance that future health care legislation or other changes in health care legislation will not have a material adverse effect on the Company's business, financial condition or results of operations.

ENVIRONMENTAL STANDARDS

     The Company uses certain hazardous substances which require special handling and disposal as dictated by the EPA. The Company believes that its manufacturing operations are in compliance with environmental protection and other government regulations.

CERTAIN LEGAL MATTERS

     The Company is not presently involved in any litigation in which it believes an adverse outcome would materially adversely affect the Company's business, financial condition or results of operations. However, the Company has been involved in litigation and is subject to certain claims as set forth below.

  L-Tryptophan Claims

     Many distributors and marketers of nutritional supplements have been subjected to claims relating to the manufacture or distribution of L-Tryptophan. The Company is, and has in the past been, a defendant in such lawsuits filed throughout the United States.

     The plaintiffs in these lawsuits generally allege damages resulting from the ingestion of a product known as L-Tryptophan. In suits involving the Company, the Company has been one of many defendants, and the manufacturer of L-Tryptophan, Showa Denko, has agreed to indemnify the Company (including Bronson) from all costs and damages with respect thereto to the extent that the product distributed by the Company was produced by Showa Denko. Any such lawsuits involving Bronson have been tendered to Bronson's insurance carrier under a policy which does not exclude L-Tryptophan claims. As a result of the indemnity provided by Showa Denko with respect to these types of lawsuits, and the product liability insurance maintained by Bronson prior to its acquisition by the Company, it is not anticipated that the Company will have any material liability with respect to these types of lawsuits. However, in the event that Showa Denko is unable to satisfy or fulfill its obligations under the indemnity, the Company would have to defend such lawsuits and be responsible for damages, if any, which are awarded against it or for amounts in excess of Bronson's insurance coverage of $1.0 million per claim and $1.0 million in the aggregate.

  Johnson & Johnson Claims

     Under development and distribution agreements between GenTrac and Johnson & Johnson entered into prior to the Company's acquisition of GenTrac, Johnson & Johnson acquired certain rights to new thrombin products and thrombin product improvements developed by GenTrac. Johnson & Johnson has notified the Company that it believes that it is entitled to exclusive distribution rights for Thrombin-JMI and a liquid thrombin product for which FDA approval is currently pending. Although the Company strongly disagrees with and will vigorously contest such claims by Johnson & Johnson, any resolution of the claims in favor of Johnson & Johnson could have a materially adverse effect on the Company's business, financial condition or results of operations, notwithstanding provisions in the development and distribution agreements which would (i) require Johnson & Johnson to reimburse GenTrac for all development costs associated with such products, and (ii) provide the Company's GenTrac facility with the right to manufacture such products for Johnson & Johnson. Even if the Company is successful in contesting Johnson & Johnson's claim and manufactures and markets the liquid thrombin product, the Company would be obligated to pay a royalty to Johnson & Johnson equal to five percent of the Company's net sales of such product, up to an aggregate maximum royalty payment of $240,000. The Company and Johnson & Johnson are currently attempting to negotiate an amicable resolution of such claims.

PRODUCT LIABILITY INSURANCE

     The Company maintains product liability insurance coverage of $10.0 million per occurrence and $10.0 million in the aggregate on a "claims made" basis, which coverage is substantially less than the risks associated with the Company's business. There can be no assurance that the Company's present insurance will cover potential claims which may be asserted against the Company in the future. Since many of the Company's customers require the Company to maintain product liability insurance coverage as a condition to their doing business with the Company, and since the loss of such insurance coverage would result in a loss of said customers, the Company intends to take all reasonable steps necessary to maintain such insurance coverage.

EMPLOYEES

     At February 1, 1996, the Company had 334 full-time employees: 191 in manufacturing, 50 in sales, 40 in finance and administration, 29 in quality assurance and 24 in distribution. The Company believes that its relationship with its employees is good.

FACILITIES

     The Company's distribution operations, including warehousing and shipping for the Company's branded products, are located in a 150,000 square foot facility on a 15 acre site in St. Louis, Missouri which was acquired by the Company in mid-1993. The 24,000 square feet of office space within the facility permit it to serve as corporate headquarters and to house the Company's administration, sales and marketing, and telemarketing operations. The Company has centralized packaging operations for its branded nutritional supplements at this location in addition to certain laboratory and quality assurance facilities. Liquid products, including Liqui-Char and the Derma-Scrub line, are also manufactured and packaged at this facility.

     The Company owns a facility at Canton, Ohio where its subsidiary, JMI-Canton Pharmaceuticals, Inc. ("JMI-Canton"), manufactures and packages pharmaceuticals. The facility is a 25,000 square foot building containing manufacturing, laboratory and administrative space.

     The Company manufactures hemostatic thrombin products in a 40,000 square foot FDA-licensed sterile fill facility owned by the Company which is located on an eight acre site in Middleton, Wisconsin.

     The Company's subsidiary JMI Phoenix Laboratories, Inc. ("JMI Phoenix") manufactures the Company's nutritional supplements in two adjacent buildings owned by the Company consisting of approximately 30,000 total square feet, located in Tempe, Arizona.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as of March 1, 1996 with respect to the directors and executive and senior staff officers of the Company.

                   NAME                      AGE                     POSITION
------------------------------------------   ---    ------------------------------------------
Dennis M. Jones...........................   57     Chairman of the Board, President and Chief
                                                      Executive Officer
Judith A. Jones(1)........................   55     Executive Vice President, Secretary,
                                                      Treasurer and Director
Michael T. Bramblett......................   53     Executive Vice President and Director
G. Andrew Franz...........................   43     Senior Vice President-Operations-
                                                      Pharmaceuticals and Director
David A. McLaughlin.......................   48     Senior Vice
                                                    President-Operations-Nutritionals and
                                                      Director
Gerald W. Garner..........................   60     Vice President-Sales
William L. Brown..........................   48     Vice President-Finance and Controller
Edward A. Chod(2).........................   42     Director
Stanley L. Lopata(1)(2)...................   81     Director
Thomas F. Patton(1).......................   47     Director
L. John Polite, Jr.(1)(2).................   74     Director

------------
(1) Member of the Audit Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

     Dennis M. Jones, the founder of the Company, has been JMI's Chairman of the Board, President and Chief Executive Officer since its inception in March 1981. Mr. Jones has been involved primarily in the pharmaceutical industry since 1964 in various marketing, management and administrative positions. He was a co-founder of O'Neal, Jones and Feldman Pharmaceuticals, which was acquired by Chromalloy American Pharmaceuticals, Inc. in 1978 and subsequently acquired by Forest Laboratories, Inc., a specialty pharmaceutical company, in 1984. Mr. Jones has been a director of Mark Twain State Bank, a subsidiary of Mark Twain Bancshares, Inc., since 1988.

     Judith A. Jones joined the Company in October 1981 and has been in charge of the financial affairs and books of the Company since that time. Mrs. Jones has been a Director of the Company since December 1981, and the Secretary and Treasurer since April 1982. Mrs. Jones served as Vice President of the Company from March 1985 to February 1994 and has been Executive Vice President of the Company since February 1994.

     Michael T. Bramblett, a Director of the Company since 1987, served as Vice President-Marketing of the Company from January 1991 to February 1994 and has served as Executive Vice President since February 1994. From May 1988 through December 1990, Mr. Bramblett served as Marketing Director of Carlson Marketing Group, and from June 1987 until May 1988, he served as Corporate Vice President of S&H Motivation Company.

     G. Andrew Franz, a Director of the Company since 1994, became Senior Vice President-Operations-Pharmaceuticals for the Company in February 1994. He served as the Vice President-Operations of JMI-Canton since the facility was acquired by JMI-Canton from Bowman Pharmaceuticals, Inc. in March 1984 until February 1994. Prior to March 1984, Mr. Franz held various management positions for 14 years within Bowman Pharmaceuticals, Inc., including Chief Chemist and Vice President-Operations.

     David A. McLaughlin, a Director of the Company since 1994, became Senior Vice President-Operations-Nutritionals in February 1994. He served as the Vice President-Operations of JMI's subsidiary, American Vitamin Company from May 1988 until that company's merger into JMI Phoenix in 1993. From April 1986 to May 1988, Mr. McLaughlin was the Vice President-Sales and Marketing of JMI Phoenix. Prior to that time, Mr. McLaughlin served as an independent consultant to a number of health food, chemical and pharmaceutical companies, including JMI Phoenix. From May 1978 to January 1982 he was a supervisor of packaging and processing for the Searle Consumer Products Division of G.D. Searle & Company, a chemical company.

     Gerald W. Garner, a staff officer employed by the Company since April 1990, was appointed Vice President-Marketing in 1994 and as Vice President-Sales in 1995. He has spent the last 26 years in the pharmaceutical industry, beginning his career with Armour where he held the positions of District Manager, Corporate Manager of Training and Development, and Senior National Accounts Manager.

     William L. Brown, a staff officer employed by the Company since May 1993, has served as Controller and was appointed Vice President-Finance in January 1996. Mr. Brown is a certified public accountant and served on a part-time basis as the controller and principal accounting officer of GenTrac prior to its acquisition by the Company. From 1983 until joining the Company, Mr. Brown was in private practice as an accountant in Middleton, Wisconsin, as the principal of Small Business Accounting, Inc.

     Edward A. Chod has been a Director since 1991. Mr. Chod is an officer and shareholder in the law firm of Greensfelder, Hemker & Gale, P.C. which he joined in 1978 and which has served as counsel to the Company since 1982.

     Stanley L. Lopata, a Director since 1988, is the President of Lopata Research and Development Corp. and has served in that capacity since 1988. Prior to 1988, Mr. Lopata was the Chairman of the Board of Directors and Chief Executive Officer of Carboline Corporation, a manufacturer of specialty paint and coating products, from 1960 through 1988. Mr. Lopata has been a director of Boatmen's Trust Company, a subsidiary of Boatmen's Bancshares, Inc., since 1983.

     Thomas F. Patton, Ph.D., a Director since 1995, is President of the St. Louis College of Pharmacy and has served in that capacity since June 1994. From April 1993 until January 1994 and from January 1994 until May 1994, Dr. Patton served as Executive Director of Pharmaceutical Research and Development and as Vice President of Pharmaceutical Research and Development, respectively, at Dupont-Merck Pharmaceutical Co., a pharmaceutical company. From March 1990 through March 1993, Dr. Patton served as Director and Senior Director of Pharmaceutical Research and Development at Merck and Co., Inc., a pharmaceutical company. In 1993, Dr. Patton was President of the American Association of Pharmaceutical Scientists. Dr. Patton's 20 year career also includes tenures as Professor of Pharmaceutical Chemistry and Pharmacy Practice at the University of Kansas, Associate Director Control Development at the Upjohn Co., a pharmaceutical company, and Vice President of Operations at Oread Laboratories, Inc., a pharmaceutical company.

     L. John Polite, Jr., a Director since 1989, is Chairman of Peridot (New Jersey) Chemicals, Inc., and has served in that capacity since December 1989. He was the Chairman of the Board, President and Chief Executive Officer of Essex Chemical Corporation ("Essex") from April 1978 to October 1988 when Essex merged into Dow Chemical Company, a chemical company. Mr. Polite also serves as a director of Witco Corporation, a manufacturer and marketer of a wide range of specialty chemicals, petroleum products and engineered materials.

     Dennis M. Jones and Judith A. Jones are husband and wife. G. Andrew Franz is the son-in-law of Dennis M. and Judith A. Jones.

     Directors of the Company are elected by the Company's stockholders and hold office until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier resignation or removal. All executive officers are appointed by and serve at the discretion of the Board of Directors. Executive officers are elected annually by the Board of Directors. Gerald W. Garner and William L. Brown are staff officers appointed by or with the consent of the Chief Executive Officer.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of February 15, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each person known by the Company to be the beneficial owner of 5% or more of the Company's outstanding shares of Common Stock, (ii) each of the Company's executive officers, (iii) each of the Company's directors and (iv) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to this table, the Company believes that the persons named in this table have sole voting and investment power with respect to all the shares of Common Stock.

                                                                                 PERCENTAGE OF SHARES
                                                                                     BENEFICIALLY
                                                                                       OWNED(1)
                                                                    SHARES       --------------------
                                                                 BENEFICIALLY    PRIOR TO     AFTER
BENEFICIAL OWNER                                                   OWNED(1)      OFFERING    OFFERING
--------------------------------------------------------------   ------------    --------    --------
Dennis M. Jones(2)(3).........................................     2,781,840       19.4%       17.1%
Chairman of the Board of Directors and President
Judith A. Jones(2)(4).........................................       680,625        4.8%        4.2%
Executive Vice President, Secretary, Treasurer and Director
Michael T. Bramblett(5).......................................       162,576        1.1%        1.0%
Executive Vice President and Director
G. Andrew Franz(6)............................................       325,183        2.3%        2.0%
Senior Vice President-Operations-Pharmaceuticals and Director
David A. McLaughlin(7)........................................        82,500       *           *
Senior Vice President-Operations-Nutritionals and Director
Stanley L. Lopata(8)..........................................       151,500        1.1%       *
Director
900 South Hanley Rd.
St. Louis, MO 63106
L. John Polite, Jr(9).........................................        25,500       *           *
Director
211 Oldwoods Road
Franklin Lakes, NJ 07417
Edward A. Chod(10)............................................        17,250       *           *
Director
10 South Broadway, Suite 2000
St. Louis, MO 63102
Thomas F. Patton, Ph.D. ......................................            --       *           *
Director
All Directors and Executive Officers as a Group
(consisting of nine persons)(11)..............................      4,226,974        29.3%       25.8%

------------
 *  Less than 1%.

 (1) The number of shares of Common Stock deemed outstanding prior to the offering made hereby includes (i) 14,310,663 shares of Common Stock outstanding as of February 15, 1996, (ii) an aggregate of 737 shares of Common Stock issuable upon conversion of all of the shares of the Company's Preferred Stock, Series A outstanding as of February 15, 1996 and (iii) shares issuable pursuant to options held by the respective person or group which may be exercised within 60 days of February 15, 1996 ("presently exercisable stock options"), as set forth below. The number of shares deemed outstanding after this offering includes an additional 2,000,000 shares of Common Stock which are being offered for sale by the Company in the offering made hereby.

Except as otherwise indicated, the officers and directors of the Company named in the above table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them and their respective addresses are 1945 Craig Road, St. Louis, Missouri 63146.

 (2) Excludes 90,000 shares owned by the Company's 401(k) Plan (of which Dennis
     M. and Judith A. Jones are co-trustees) and with respect to which Dennis M. and Judith A. Jones disclaim beneficial ownership. In addition to such holdings, on January 2, 1996, Mr. Jones was granted a non-qualified stock option covering an aggregate of 360,000 shares and Mrs. Jones was granted a non-qualified stock option covering an aggregate of 90,000 shares. The options granted to Mr. and Mrs. Jones provide for an exercise price of $16.00 per share, and become exercisable as of January 2, 2004. However, the options may become exercisable in installments on or after the anniversary of the date of grant in the years 1997 through 2001, if either for the fifteen consecutive trading days immediately prior to such date or for a period of fifteen consecutive trading days following such date, the closing market price per share of the Company's Common Stock is equal to or above the following respective target prices: $20 for the 1997 installment, $26.67 for the 1998 installment, $32 for the 1999 installment, $40 for the 2000 installment, and $50 for the 2001 installment.

 (3) Only includes shares owned directly by Mr. Jones. Does not include 680,625 shares owned by his spouse, with respect to which he disclaims beneficial ownership.

 (4) Only includes shares owned directly by Mrs. Jones. Does not include 2,781,840 shares owned by her spouse, with respect to which she disclaims beneficial ownership.

 (5) Includes 83,250 shares owned directly by Mr. Bramblett, 2,400 by his IRA, 1,926 shares held by his spouse's IRA and with respect to which he disclaims beneficial ownership, and 75,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (6) Includes 114,007 shares owned directly by Mr. Franz, 154,110 shares owned by his spouse and with respect to which he disclaims beneficial ownership, 34,560 shares held by his spouse as custodian for his children and with respect to which he disclaims beneficial ownership, 15,006 shares held by his spouse as trustee for his children and with respect to which he disclaims beneficial ownership, and 7,500 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (7) Includes 75,000 shares owned directly by Mr. McLaughlin and 7,500 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (8) Includes 109,500 shares owned directly by Mr. Lopata, 40,500 shares owned by Mr. Lopata through his spouse's revocable trust and with respect to which he disclaims beneficial ownership, and 1,500 shares of Common Stock issuable pursuant to presently exercisable stock options.

 (9) Includes 22,500 shares owned directly by Mr. Polite and 3,000 shares of Common Stock issuable pursuant to presently exercisable stock options.

(10) Includes 15,750 shares owned directly by Mr. Chod and 1,500 shares of Common Stock issuable pursuant to presently exercisable stock options.

(11) Includes 96,000 shares issuable pursuant to presently exercisable stock options.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value $0.04 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. The Company's transfer agent is Mark Twain Bank.


COMMON STOCK

     As of February 15, 1996, there were 14,310,663 shares of Common Stock outstanding and held of record by approximately 1,000 stockholders, and held by approximately 5,000 non-record beneficial owners. Stockholders are entitled to one vote for each share of Common Stock on matters to be voted on by the stockholders of the Company. Stockholders will be entitled to receive dividends when, as and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are, and all shares of Common Stock to be sold in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors may without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock.

     The ability of the Company's Board of Directors to issue Preferred Stock could be exercised to render more difficult the accomplishment of mergers or other takeover or change in control attempts. To the extent that this ability has this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of stockholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock.

     At December 31, 1995, an aggregate of 1,056 shares, constituting the remainder of a series of Preferred Stock designated and issued in connection with the Company's acquisition of GenTrac, were outstanding. These shares, which are subject to conversion into shares of Common Stock, at the option of either the Company or the holders, at the rate of 1.75 shares (2.625 shares after giving effect to the three-for-two stock split) of Common Stock for each share of Preferred Stock, are in the process of being so converted.

DELAWARE LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives Robertson, Stephens & Company LLC and Hambrecht & Quist LLC (the
"Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if they are purchased.

                                                                             NUMBER OF
                                   UNDERWRITERS                               SHARES
        ------------------------------------------------------------------   ---------
        Robertson, Stephens & Company LLC.................................
        Hambrecht & Quist LLC.............................................
                                                                             ---------
             Total........................................................   2,000,000
                                                                             =========

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession of not more than $       per share, of which
$       may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the same price per share as the Company will receive for the 2,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above tables represents as a percentage of the 2,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,000,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liability arising from breaches of representations and warranties contained in the Underwriting Agreement.

     Each executive officer and director of the Company has agreed with the Representatives for a period of 90 days from the date of this Prospectus (the "Lock-Up Period") not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any option to purchase any shares of Common Stock, or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC which may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements. In addition, the Company has agreed that, during the Lock-Up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company LLC, issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options and the Company's grant of options under existing stock option plans.

     The offering price for the Common Stock has been determined by negotiations among the Company and the Representatives of the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     The rules of the Commission generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Company's Common Stock during the period immediately preceding the commencement of sales in the Offerings. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Company's Common Stock during such period.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Greensfelder, Hemker & Gale, P.C., St. Louis, Missouri. Edward A. Chod, an officer and shareholder of Greensfelder, Hemker & Gale, P.C., is a director and shareholder of the Company. Greensfelder, Hemker & Gale, P.C. and certain of its officers other than Mr. Chod owned an aggregate of 32,550 shares of JMI Common Stock as of February 15, 1996.

     Certain legal matters related to the offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, Boston, Massachusetts.

                                    EXPERTS


     The consolidated financial statements of the Company at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this Prospectus and Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document filed, or incorporated by reference, as an exhibit to the Registration Statement are qualified in all respects by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors.......................................................    F-2
Consolidated Balance Sheets..........................................................    F-3
Consolidated Statements of Income....................................................    F-4
Consolidated Statements of Stockholders' Equity......................................    F-5
Consolidated Statements of Cash Flows................................................    F-6
Notes to Consolidated Financial Statements...........................................    F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Jones Medical Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Jones Medical Industries, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jones Medical Industries, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 10 to the consolidated financial statements, in 1993, the Company changed its method of accounting for income taxes.

                                          ERNST & YOUNG LLP

St. Louis, Missouri
February 12, 1996, except for
Note 16 as to which
the date is February 26, 1996

                         JONES MEDICAL INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                      --------------------------
                                                                         1994           1995
                                                                      -----------    -----------
ASSETS
Current assets:
  Cash and cash equivalents........................................   $ 7,031,765    $ 5,410,601
  Accounts receivable, less allowance for doubtful accounts of
     $64,794 in 1994 and $128,712 in 1995..........................     4,242,356      7,132,458
  Inventories......................................................     8,320,590     10,746,630
  Deferred income taxes............................................       652,805        933,790
  Other............................................................       545,843        788,670
                                                                      -----------    -----------
     Total current assets..........................................    20,793,359     25,012,149
Intangible assets:
  Customer lists...................................................     6,084,967      6,084,967
  Distribution systems, trademarks and licenses....................    11,836,110     24,336,110
  Restrictive covenants and other intangibles......................     2,208,710      3,142,328
  Goodwill.........................................................     4,636,813      4,255,298
                                                                      -----------    -----------
                                                                       24,766,600     37,818,703
  Less accumulated amortization....................................     4,092,394      4,883,538
                                                                      -----------    -----------
Net intangible assets..............................................    20,674,206     32,935,165
Net property, plant and equipment..................................    12,603,165     15,442,617
Other assets.......................................................       856,554      1,306,712
                                                                      -----------    -----------
     Total assets..................................................   $54,927,284    $74,696,643
                                                                      ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses............................   $ 3,639,966    $ 4,775,141
  Current portion of long-term debt................................     1,611,246      5,633,330
  Income taxes payable.............................................       292,774        871,401
  Dividends payable................................................       234,758        283,605
                                                                      -----------    -----------
     Total current liabilities.....................................     5,778,744     11,563,477
Long-term debt.....................................................     3,799,978      9,124,986
Deferred income taxes..............................................     3,858,198      4,118,046
Stockholders' equity:
  Preferred Stock, $0.01 par value, 1,000,000 shares authorized,
     99,919 shares issued and outstanding in 1994 and 1,056 in 1995
     ($2,248,000 aggregate liquidation preference in 1994 and
     $24,000 in 1995)..............................................           999             10
  Common Stock, $0.04 par value; 30,000,000 shares authorized,
     13,846,519 shares issued and outstanding in 1994 and
     14,178,129 in 1995............................................       553,862        567,126
  Contributed capital (including effects of unearned compensation
     and related amortization).....................................    19,454,811     19,544,584
  Retained earnings................................................    21,480,692     29,778,414
                                                                      -----------    -----------
     Total stockholders' equity....................................    41,490,364     49,890,134
                                                                      -----------    -----------
     Total liabilities and stockholders' equity....................   $54,927,284    $74,696,643
                                                                      ===========    ===========

                            See accompanying notes.

                         JONES MEDICAL INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEARS ENDED DECEMBER 31,
                                                         -----------------------------------------
                                                            1993           1994           1995
                                                         -----------    -----------    -----------
Sales..................................................  $43,215,498    $47,548,803    $56,397,095
Cost of sales..........................................   21,909,428     24,685,826     27,165,896
                                                         -----------    -----------    -----------
Gross profit...........................................   21,306,070     22,862,977     29,231,199
Selling, general and administrative expenses:
  Selling..............................................    6,436,103      8,043,229      8,430,912
  General and administrative...........................    3,372,050      3,990,735      4,044,562
  Research and development.............................      377,304        100,683             --
  Amortization.........................................    1,128,703      1,362,936      1,429,804
                                                         -----------    -----------    -----------
Total selling, general and administrative expenses.....   11,314,160     13,497,583     13,905,278
                                                         -----------    -----------    -----------
Operating income.......................................    9,991,910      9,365,394     15,325,921
Other income (expense):
  Interest income......................................      189,249        101,255        172,709
  Interest expense.....................................     (354,187)      (516,274)      (452,097)
  Miscellaneous........................................      120,841         88,132       (121,229)
                                                         -----------    -----------    -----------
Income before income taxes and cumulative effect of
  change in accounting principle.......................    9,947,813      9,038,507     14,925,304
Provision for income taxes.............................    3,744,000      3,299,000      5,597,000
                                                         -----------    -----------    -----------
Net income before cumulative effect of change in
  accounting principle.................................    6,203,813      5,739,507      9,328,304
Cumulative effect of change in accounting principle....      207,100             --             --
                                                         -----------    -----------    -----------
Net income.............................................  $ 6,410,913    $ 5,739,507    $ 9,328,304
                                                         ===========    ===========    ===========
Earnings per common and common equivalent share before
  cumulative effect of change in accounting
  principle............................................        $0.44          $0.40          $0.64
Cumulative effect of change in accounting principle....         0.01             --             --
                                                               -----          -----          -----
Earnings per common and common equivalent share........        $0.45          $0.40          $0.64
                                                               =====          =====          =====

                            See accompanying notes.

                         JONES MEDICAL INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

                                     NUMBER OF SHARES
                                  ----------------------   PREFERRED    COMMON    CONTRIBUTED    RETAINED
                                  PREFERRED     COMMON       STOCK      STOCK       CAPITAL      EARNINGS        TOTAL
                                  ---------   ----------   ---------   --------   -----------   -----------   -----------
Balance at December 31, 1992.....  241,200      8,817,766    $ 2,412    $352,710   $18,662,385   $11,103,359   $30,120,866
  Three-for-two Common Stock
    split declared February 7,
    1996.........................       --      4,408,883         --     176,356      (176,356)           --            --
  Exercise of stock options......       --        152,891         --       6,116       402,154            --       408,270
  Restricted stock:
    Amortization of unearned
      compensation...............       --             --         --          --       132,500            --       132,500
  Conversion of Preferred
    Stock........................  (18,494)        48,519       (185)      1,941        (1,756)           --            --
  Net income.....................       --             --         --          --            --     6,410,913     6,410,913
  Cash dividend declared --
    Common Stock ($0.06 per
    share).......................       --             --         --          --            --      (799,218)     (799,218)
  Cash dividend declared --
    Preferred Stock ($0.16 per
    share).......................       --             --         --          --            --       (37,221)      (37,221)
                                   -------     ----------    -------    --------   -----------   -----------   -----------
Balance at December 31, 1993.....  222,706     13,428,059      2,227     537,123    19,018,927    16,677,833    36,236,110
  Exercise of stock options......       --         96,150         --       3,846       417,079            --       420,925
  Restricted stock:
    Amortization of unearned
      compensation...............       --             --         --          --        30,470            --        30,470
  Conversion of Preferred
    Stock........................ (122,787)       322,310     (1,228)     12,893       (11,665)           --            --
  Net income.....................       --             --         --          --            --     5,739,507     5,739,507
  Cash dividend declared --
    Common Stock ($0.06 2/3 per
    share).......................       --             --         --          --            --      (911,718)     (911,718)
  Cash dividend declared --
    Preferred Stock ($0.16 per
    share).......................       --             --         --          --            --       (24,930)      (24,930)
                                   -------     ----------    -------    --------   -----------   -----------   -----------
Balance at December 31, 1994.....   99,919     13,846,519        999     553,862    19,454,811    21,480,692    41,490,364
  Exercise of stock options......       --        187,710         --       7,508       436,947            --       444,455
  Restricted stock:
    Amortization of unearned
      compensation...............       --             --         --          --        29,544            --        29,544
  Conversion of Preferred
    Stock........................  (54,859)       143,900       (549)      5,756        (5,207)           --            --
  Return of escrowed Preferred
    Stock........................  (44,004)            --       (440)                 (380,837)           --      (381,277)
  Escrowed preferred dividend....       --             --         --          --         9,326            --         9,326
  Net income.....................       --             --         --          --            --     9,328,304     9,328,304
  Cash dividend declared --
    Common Stock ($0.07 1/3 per
    share).......................       --             --         --          --            --    (1,026,400)   (1,026,400)
  Cash dividend declared --
    Preferred Stock ($0.16 per
    share).......................       --             --         --          --            --        (4,182)       (4,182)
                                   -------     ----------    -------    --------   -----------   -----------   -----------
Balance at December 31, 1995.....    1,056     14,178,129    $    10    $567,126   $19,544,584   $29,778,414   $49,890,134
                                   =======     ==========    =======    ========   ===========   ===========   ===========

                            See accompanying notes.

                         JONES MEDICAL INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                           1993           1994            1995
                                                       ------------    -----------    ------------
OPERATING ACTIVITIES
Net income..........................................   $  6,410,913    $ 5,739,507    $  9,328,304
Noncash adjustments:
  Cumulative effect of change in accounting
     principle......................................       (207,100)            --              --
  Depreciation......................................        652,020        797,867         967,265
  Amortization......................................      1,128,703      1,362,936       1,429,804
  Provision for uncollectibles......................         41,582          7,212          63,918
  Deferred income taxes.............................        (18,075)      (109,156)        (21,136)
  (Gain)/loss on sale of assets.....................             --         (1,471)        126,060
  Change in assets and liabilities, net of effects
     from acquisitions:
       Accounts receivable..........................     (1,282,425)       783,610      (2,954,020)
       Inventories..................................     (3,632,610)     1,549,648      (2,426,040)
       Other assets.................................       (499,164)       278,391        (692,985)
       Accounts payable and accrued expenses........       (977,097)      (261,227)      1,135,175
       Income taxes payable.........................       (526,089)       242,023         578,627
                                                       ------------    -----------    ------------
          Net cash from operating activities........      1,090,658     10,389,340       7,534,972
                                                       ------------    -----------    ------------
INVESTING ACTIVITIES
Maturity (purchases) of certificates of deposit and
  U.S. government obligations.......................       (224,565)     1,247,489              --
Sales of marketable equity securities...............        108,755          3,515              --
Additions to property, plant and equipment..........     (4,946,251)    (3,178,365)     (4,657,596)
Proceeds from sale of assets........................             --        268,938         766,108
Purchases of intangible assets in product line
  acquisitions......................................     (3,542,463)            --     (14,072,278)
Purchase of Bronson Pharmaceuticals, Inc., net of
  cash acquired.....................................     (8,183,542)            --              --
                                                       ------------    -----------    ------------
       Net cash used for investing..................    (16,788,066)    (1,658,423)    (17,963,766)
                                                       ------------    -----------    ------------
FINANCING ACTIVITIES
Proceeds from long-term debt........................      8,000,000             --      14,000,000
Repayment of long-term debt.........................     (1,500,006)    (2,134,295)     (4,652,908)
Payments of cash dividends..........................       (789,749)      (934,495)       (983,917)
Proceeds from exercise of stock options.............        408,270        420,925         444,455
                                                       ------------    -----------    ------------
       Net cash from (used for) financing...........      6,118,515     (2,647,865)      8,807,630
                                                       ------------    -----------    ------------
Increase (decrease) in cash and cash equivalents....     (9,578,893)     6,083,052      (1,621,164)
Cash and cash equivalents, beginning of year........     10,527,606        948,713       7,031,765
                                                       ------------    -----------    ------------
       Cash and cash equivalents, end of year.......   $    948,713    $ 7,031,765    $  5,410,601
                                                       ============    ===========    ============

                            See accompanying notes.

                         JONES MEDICAL INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

1. NATURE OF OPERATIONS AND CUSTOMER CONCENTRATION

     The Company is engaged in the manufacturing, marketing, and sale of pharmaceuticals and nutritional supplements. The Company's principal customers include consumers, retail pharmacies, hospitals (through wholesale drug distributors), physicians, and the United States government, of which sales to the United States government totaled approximately $4,600,000, $4,500,000, and $3,250,000 in 1993, 1994, and 1995, respectively. No one customer accounted for more than 10% of the Company's consolidated sales in 1993, 1994, or 1995. The Company's most significant product line is a topical hemostat with sales totaling approximately $13,126,000, $12,681,000, and $14,573,000 in 1993, 1994,
and 1995, respectively. The Company's only source of supply for this product line is from GenTrac, Inc. ("GenTrac"), a wholly-owned subsidiary of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Jones Medical Industries, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     Cash equivalents in short-term money market accounts and other investments with original maturities of less than three months are stated at cost plus accrued interest and are considered to be cash equivalents.

INVENTORIES

     Inventories are valued at the lower of cost or market with cost determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is recorded at cost. Depreciation is computed by the straight-line method over the useful life of the assets as follows:

                                                                             ESTIMATED
                                 ASSET CATEGORY                             USEFUL LIFE
        -----------------------------------------------------------------   -----------
        Buildings and improvements.......................................   15-40 years
        Equipment and furniture..........................................    5-10 years
        Automobiles......................................................       5 years

INTANGIBLE ASSETS

     The cost of product line or business acquisitions is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of cost over identifiable assets and liabilities is

                         JONES MEDICAL INDUSTRIES, INC.

recorded as goodwill. Amortization is provided using the straight-line method over the estimated useful life of the assets as follows:

                                                                            ESTIMATED
                                 ASSET CATEGORY                            USEFUL LIFE
        -----------------------------------------------------------------  -----------
        Customer lists...................................................   20 years
        Distribution systems, trademarks, and licenses...................  5-30 years
        Restrictive covenants and other intangibles......................  5-10 years
        Goodwill.........................................................  25-40 years

     The Company continually reevaluates the propriety of the carrying amount of goodwill and other intangibles as well as the related amortization period to determine whether current events and circumstances warrant adjustments to the carrying values and/or revised estimates of useful lives. This evaluation is based on the Company's projection of the undiscounted operating income before depreciation, amortization, and interest over the remaining lives of the amortization periods of related goodwill and intangible assets. The projections are based on the historical trend line of actual results since the commencement of operations and adjusted for expected changes in operating results. To the extent such projections indicate that the undiscounted operating income (as defined above) is not expected to be adequate to recover the carrying amounts of related intangibles, such carrying amounts are written down by charges to expense in amounts equal to the excess of the carrying amount of intangible assets over the respective fair values. At this time, the Company believes that no significant impairment of the goodwill and other intangibles has occurred and that no reduction of the estimated useful lives is warranted.

REVENUE RECOGNITION

     Sales are reported net of returns during the period in which product is shipped. These sales are subsequently adjusted for reserves incurred due to volume or other contractual discounts on certain pharmaceuticals under contracts with hospitals and hospital buying groups. At December 31, 1995 and 1994, the Company maintained a reserve of $1,500,000 and $1,050,000, respectively, for such anticipated discounts.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

     Earnings per common and common equivalent share are based on the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during each year (14,256,640 in 1993, 14,391,084 in 1994, and 14,589,150 in 1995) after giving retroactive effect to a three-for-two stock split declared February 7, 1996. The computation assumes that outstanding stock options were exercised and the proceeds used to purchase common shares. Outstanding Preferred Stock was assumed to have been converted to Common Stock at the issuance date.

STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's incentive stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     In connection with various nonqualified stock option plans, certain options have been granted at exercise prices below the fair market value of the Common Stock at the grant date. Differences

                         JONES MEDICAL INDUSTRIES, INC.

between the option prices and fair market values at the dates of grant are charged to compensation expense ratably over the future service vesting periods.

DIRECT-RESPONSE ADVERTISING

     Costs associated with the production of the Company's direct-response mail order catalog are capitalized and amortized over the expected period of future benefit, which typically does not extend beyond six months. At December 31, 1994 and 1995, approximately $181,000 and $392,000, respectively, of capitalized catalog costs are included in the accompanying balance sheets. Advertising expense associated with the catalog in 1993, 1994, and 1995 totalled $584,000, $902,000, and $1,223,000, respectively.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1993 and 1994 financial statements to conform to the 1995 presentation.

3. COMMON STOCK SPLIT

     On February 7, 1996, the Board of Directors declared a three-for-two stock split effected in the form of a stock dividend to be paid on March 1, 1996 to holders of record on February 23, 1996. The financial statements, including stock option, share, per share data, and market prices, have been retroactively adjusted to reflect the split.

4. ACQUISITIONS

  Brevital


     On August 31, 1995, the Company entered into a perpetual licensing agreement with Eli Lilly and Company ("Lilly") for the exclusive United States marketing rights to the Brevital product line. The purchase price of approximately $14.0 million was financed with bank debt of $7.0 million and Lilly financing of $7.0 million. Approximately $13.0 million was allocated to the perpetual license with an amortizable life of 30 years, and $1.0 million was allocated to a restrictive covenant with an amortizable life of 10 years.


  Bronson Pharmaceuticals

     On March 24, 1993, the Company acquired the outstanding stock of Bronson Pharmaceuticals ("Bronson"), a California subchapter S corporation. The cost of the acquisition of $10,500,000 has been recorded using the purchase method of accounting, and the results of Bronson's operations, since the date of acquisition, have been included in the Company's consolidated financial statements. The excess of the purchase price over the estimated fair market value of the net assets acquired of approximately $2,700,000 is being amortized over 40 years using the straight-line method.

     The following summarized unaudited pro forma results of operations for the year ended December 31, 1993 assume the acquisition occurred as of the beginning of the respective period. The pro forma results have been prepared for comparative purposes only and do not purport to be

                         JONES MEDICAL INDUSTRIES, INC.

indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

                                                                                   PRO FORMA
                                                                                     1993
                                                                                  -----------
                                                                                  (UNAUDITED)
Year Ended December 31
  Sales........................................................................   $46,717,000
  Net income before cumulative effect of change in accounting principle........   $ 6,178,000
  Earnings per share before cumulative effect of change in accounting
     principle.................................................................   $      0.44
  Net income...................................................................   $ 6,386,000
  Earnings per share...........................................................   $      0.45

  Derma System Professional Skin Care

     On February 12, 1993, the Company acquired the Derma System Professional Skin Care product line for approximately $3,500,000 which was paid in cash. The entire purchase price was allocated to intangible assets, the majority of which are being amortized over a useful life of 20 years.

5. SUPPLEMENTAL CASH FLOW INFORMATION

     The Company paid the following amounts for interest and income taxes:

                                                         1993          1994          1995
                                                      ----------    ----------    ----------
        Interest...................................   $  367,812    $  503,524    $  299,116
        Income taxes...............................   $4,230,000    $3,150,000    $5,087,945

6. INVENTORIES

     Inventories at December 31, 1994 and 1995 are comprised of the following:

                                                                   1994          1995
                                                                ----------    -----------
        Raw materials........................................   $3,372,142    $ 4,870,595
        Work-in-process......................................    1,030,297      1,099,582
        Finished goods.......................................    3,918,151      4,776,453
                                                                ----------    -----------
        Total inventories....................................   $8,320,590    $10,746,630
                                                                ==========    ===========

7. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1994 and 1995 are as follows:

                                                                  1994           1995
                                                               -----------    -----------
        Land................................................   $ 2,178,398    $ 2,158,144
        Buildings and improvements..........................     7,216,650      8,558,253
        Equipment and furniture.............................     5,258,169      7,409,091
        Leasehold improvements..............................        63,964             --
        Automobiles.........................................       303,689        381,984
                                                               -----------    -----------
                                                                15,020,870     18,507,472
        Less accumulated depreciation.......................     2,417,705      3,064,855
                                                               -----------    -----------
        Net property, plant and equipment...................   $12,603,165    $15,442,617
                                                               ===========    ===========

                         JONES MEDICAL INDUSTRIES, INC.

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses at December 31, 1994 and 1995 are comprised of the following:

                                                                           1994          1995
                                                                        ----------    ----------
Trade payables.......................................................   $1,294,968    $1,071,840
Sales discounts......................................................    1,050,000     1,500,000
Compensation.........................................................      395,797       635,320
Taxes other than income..............................................      138,307       114,137
Interest.............................................................       24,000       175,285
Royalties............................................................      109,483       174,276
Health insurance claims..............................................      201,083       198,060
Property and equipment purchases.....................................      139,406       203,762
Catalog expenses.....................................................        1,066       163,418
Other................................................................      285,856       539,043
                                                                        ----------    ----------
Total accounts payable and accrued expenses..........................   $3,639,966    $4,775,141
                                                                        ==========    ==========

9. LONG-TERM DEBT

     Long-term debt at December 31, 1994 and 1995 consists of the following:

                                                                          1994          1995
                                                                       ----------    -----------
Note payable to bank at bank base rate (8.5% at December 31, 1994), secured by all corporate assets, payable $133,334 monthly plus
  interest; final payment due July 1998.............................   $5,399,986    $        --
Note payable to bank at .5% below bank base rate (8.25% at December
  31, 1995), secured by all corporate assets, payable $136,111
  monthly plus interest; final payment due September 2000...........           --      7,758,316
Note payable to Lilly at 7%; payable in installments of $4,000,000
  in August 1996 and $3,000,000 in August 1997......................           --      7,000,000
Note payable to former shareholder at 5.49% interest; due on
  demand............................................................       11,238             --
                                                                       ----------    -----------
                                                                        5,411,224     14,758,316
Less current maturities.............................................    1,611,246      5,633,330
                                                                       ----------    -----------
Total long-term debt................................................   $3,799,978    $ 9,124,986
                                                                       ==========    ===========

     Approximately $1,167,000 of the $5,399,986 of long-term debt outstanding at December 31, 1994 was refinanced in connection with the 1995 bank note payable.

     Maturities of long-term debt at December 31, 1995 are as follows:

        1996.............................................................   $ 5,633,330
        1997.............................................................     4,633,330
        1998.............................................................     1,633,330
        1999.............................................................     1,633,330
        2000.............................................................     1,224,996
                                                                            -----------
                                                                            $14,758,316
                                                                            ===========

                         JONES MEDICAL INDUSTRIES, INC.

     On March 16, 1995, the Company increased its available borrowings under the March 16, 1993 credit arrangement from $2.0 million to $4.0 million. Interest on outstanding borrowings is based on the bank base rate and is payable monthly. Borrowings on the line of credit are secured by substantially all of the assets of the Company. There were no borrowings under the line of credit agreement in 1994 and 1995.

     The bank credit agreement including the note payable to bank and the line of credit arrangement contain certain restrictive provisions including maintaining a maximum tangible net worth ratio, maintaining a minimum current ratio, obtaining prior approval of acquisition financings in excess of $3.0 million and limiting the amount of additional borrowings. The Company will be in default under its revolving credit and borrowing lines if (i) Dennis Jones ceases to be the Company's Chairman of the Board and Chief Executive Officer, or
(ii) Dennis Jones and Judith Jones, collectively, own less than 15% of the outstanding shares of Common Stock of the Company, or (iii) a third party acquires 50% or more of the shares of the Company's capital stock without the lender's prior approval.

10. INCOME TAXES

     Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to increase net income by $207,100.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1995 and 1994 are as follows:

                                                                    1994          1995
                                                                 ----------    ----------
        Deferred tax liabilities:
          Depreciation and amortization.......................   $3,858,198    $4,118,047
        Deferred tax assets:
          Accrued sales discounts.............................      388,500       561,135
          Deferred compensation on stock options..............       85,020        85,870
          Unicap adjustment on inventory......................       95,720       143,914
          Allowance for doubtful accounts.....................       23,974        48,184
          Other...............................................       59,591        94,687
                                                                 ----------    ----------
                                                                    652,805       933,790
                                                                 ----------    ----------
        Net deferred tax liabilities..........................   $3,205,393    $3,184,257
                                                                 ==========    ==========

     Significant components of the provision for income taxes are as follows:

                                                         1993          1994          1995
                                                      ----------    ----------    ----------
        Current:
          Federal..................................   $3,311,000    $3,120,000    $5,094,000
          State....................................      393,000       288,000       524,000
                                                      ----------    ----------    ----------
             Total current.........................    3,704,000     3,408,000     5,618,000
                                                      ----------    ----------    ----------
        Deferred:
          Federal..................................       36,000       (98,000)      (18,900)
          State....................................        4,000       (11,000)       (2,100)
                                                      ----------    ----------    ----------
             Total deferred........................       40,000      (109,000)      (21,000)
                                                      ----------    ----------    ----------
        Total provision for income taxes...........   $3,744,000    $3,299,000    $5,597,000
                                                      ==========    ==========    ==========

                         JONES MEDICAL INDUSTRIES, INC.

     A reconciliation of the difference between the United States federal statutory tax rates and the effective income tax rate as a percentage of net income before cumulative effect of change in accounting principle is as follows:

                                                                      1993    1994    1995
                                                                      ----    ----    ----
        United States federal statutory tax rate...................   34.0%   34.0%   35.0%
        State income taxes, net of federal tax benefit.............    4.0     3.1     2.5
        Other, net.................................................    (.4)    (.6)    --
                                                                      ----    ----    ----
                                                                      37.6%   36.5%   37.5%
                                                                      ====    ====    ====

11.  PREFERRED STOCK

     The Company's Convertible Cumulative Preferred Stock, Series A, bears dividends at an annual dividend rate of $0.16 per share. Each preferred share has voting rights equal to one share of Common Stock and is convertible into
1.75 shares (2.625 shares after giving retroactive effect to the three-for-two stock split declared February 7, 1996) of the Company's Common Stock.

     During 1995, the Company reached a settlement regarding a portion of the contingent purchase price payable to the former stockholders of GenTrac. In connection with the settlement, 44,004 shares of the Company's Preferred Stock held in an escrow account, pending final dispute resolution, were released from escrow and returned to the Company. These shares of Preferred Stock with an original cost of $381,277 have been canceled by the Company. The accompanying 1995 financial statements reflect the resulting $381,277 reduction of goodwill associated with the contingent purchase price and reduction in Preferred Stock.

12.  STOCK OPTION PLANS

     The Company has various incentive stock option ("ISO") plans for executives and employees. In connection with the ISO plans, options to purchase Common Stock are granted at option prices not less than the fair market values of the Common Stock at the time the options are granted and vest ratably over a five-year period from the grant dates. At December 31, 1995, options for 170,499 shares of Common Stock are available for future grant. There were 479,850 options granted but unexercised under the ISO plans at December 31, 1995, of which 55,500 were exercised subsequent to December 31, 1995.

     In addition, the Company has various nonqualified stock option ("NSO") plans for certain officers and independent directors. Certain of these options offer exercise prices below the fair market value of the Common Stock at the date of grant. In accordance with APB 25, differences between the option prices and the fair market values at the dates of grant have been accrued ratably over the five-year vesting periods. Total compensation expense in 1993, 1994, and 1995 related to the NSO plans was $67,000, $122,000, and $123,500, respectively. At December 31, 1995, there were 103,500 options granted but unexercised under the NSO plans, of which 75,000 shares were exercised subsequent to December 31, 1995.

                         JONES MEDICAL INDUSTRIES, INC.

     Option activity for 1993, 1994, and 1995 was as follows:

                                                             1993        1994        1995
                                                           --------    --------    --------
        Outstanding options, January 1..................    756,000     723,000     648,810
          Exercised.....................................   (153,000)    (96,150)   (187,710)
          Granted.......................................    163,500     131,250     129,750
          Cancelled.....................................    (43,500)   (109,290)     (7,500)
                                                           --------    --------    --------
        Outstanding options, December 31................    723,000     648,810     583,350
                                                           ========    ========    ========
        Weighted average price of options exercised.....      $3.78       $2.99       $2.37
        Weighted average price of options granted.......      $6.91       $5.60       $5.50
        Weighted average price of options cancelled.....      $2.41       $8.06       $4.27

     Outstanding options at December 31, 1995 are exercisable as follows:

                                                                 WEIGHTED
                                                                 AVERAGE
                                                     NUMBER OF    OPTION       RANGE OF
                                                      SHARES      PRICE      OPTION PRICE
                                                     ---------   --------   --------------
        1995.......................................   329,400     $ 3.31    $0.33 - $8.50
        1996.......................................    61,650     $ 4.89    $3.50 - $10.00
        1997.......................................    51,900     $ 5.07    $3.50 - $10.00
        1998.......................................    55,800     $ 5.12    $3.50 - $10.00
        1999.......................................    49,200     $ 5.55    $4.33 - $10.00
        2000.......................................    35,400     $ 5.70    $4.33 - $10.00
                                                      -------
                                                      583,350     $ 4.14
                                                      =======

     Subsequent to December 31, 1995, options to purchase 70,500 shares of Common Stock were granted to certain employees of the Company under the ISO plan. The option price of $16 per share represents the fair market value of the stock on the date the options were granted. The options vest over periods of five to seven years from the grant date.

     In addition, subsequent to December 31, 1995, options to purchase 450,000 shares of Common Stock were granted to certain officers of the Company under time accelerated stock option agreements pursuant the Company's 1994 Incentive Stock Plan. The option price of $16 per share represents the fair market value of the stock on the date the options were granted. The options become exercisable at the end of eight years from the grant date; however, the options may become exercisable if certain targeted Common Stock prices are attained as follows: $20 for the 1997 installment, $26.67 for the 1998 installment, $32 for the 1999 installment, $40 for the 2000 installment, and $50 for the 2001 installment.

13. EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution plan covering substantially all employees. The plan provides the Company match 100 percent of the employee voluntary contributions up to a maximum matching contribution of 5 percent of the employee's compensation. Company contributions in 1993, 1994, and 1995 were approximately $172,000, $184,000, and $204,000, respectively.

14. CONTINGENCIES AND COMMITMENTS

     The Company currently carries product liability coverage of $10,000,000 per occurrence and $10,000,000 in the aggregate on a "claims made" basis. There is no assurance that the Company's present insurance will cover any potential claims that may be asserted in the future. In addition, the Company is subject to legal proceedings and claims which arise in the ordinary course of its business.

                         JONES MEDICAL INDUSTRIES, INC.

     Under development and distribution agreements between GenTrac and Johnson & Johnson entered into prior to the Company's acquisition of GenTrac, Johnson & Johnson acquired certain rights to new thrombin products and thrombin product improvements developed by GenTrac. Johnson & Johnson has notified the Company that it believes that it is entitled to exclusive distribution rights for Thrombin-JMI and a liquid thrombin product for which FDA approval is currently pending. Although the Company strongly disagrees with and will vigorously contest such claims by Johnson & Johnson, any resolution of the claims in favor of Johnson & Johnson could have a materially adverse effect upon the Company's business, financial condition and results of operations.

     The Company currently relies on Lilly for the manufacture of Brevital. The Company has entered into a 10-year manufacturing agreement with Lilly, which may be terminated by Lilly at any time after the first five years by giving at least five years notice to the Company prior to ceasing the manufacture of Brevital. In the event of such termination, Lilly must use reasonable efforts to assist the Company in obtaining all the necessary licenses and approvals to enable the Company or an alternative manufacturer to manufacture Brevital. Lilly is the sole manufacturer of Brevital and any alternative manufacturer would require regulatory change-in-site qualification to manufacture the product. In the event of any interruption in the supply of Brevital from Lilly due to regulatory or other causes, there can be no assurance that the Company could make alternative manufacturing arrangements on a timely basis, if at all. Such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations.

     In connection with certain product line acquisitions, the Company is obligated to pay royalties of up to 10 percent of certain product sales through 2005. Total royalty expense in 1993, 1994, and 1995 was approximately $621,000, $636,000, and $593,000, respectively.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                FIRST         SECOND          THIRD         FOURTH
                                             -----------    -----------    -----------    -----------
       1994
Net sales.................................   $12,141,904    $11,584,608    $12,155,518    $11,666,773
Gross profit..............................   $ 5,944,623    $ 5,700,097    $ 6,176,024    $ 5,155,895
Net income................................   $ 1,604,346    $ 1,206,894    $ 1,602,273    $ 1,325,994
Earnings per share *......................   $      0.11    $      0.09    $      0.11    $      0.09
Stock prices: *
  High....................................   $   10 5/16    $     8 1/2    $    7 3/16    $    6 1/16
  Low.....................................   $     7 3/4    $   6 11/16    $    4 5/16    $     4 1/4
       1995
Net sales.................................   $11,458,547    $13,282,184    $15,250,201    $16,406,163
Gross profit..............................   $ 6,191,053    $ 6,706,930    $ 7,923,992    $ 8,409,224
Net income................................   $ 2,046,258    $ 2,127,714    $ 2,337,553    $ 2,816,779
Earnings per share *......................   $      0.14    $      0.15    $      0.16    $      0.19
Stock prices: *
High......................................   $    6 1/16    $         8    $   12 1/16    $    16 1/2
Low.......................................   $    4 3/16    $    5 7/16    $    7 7/16    $  10 11/16

------------
* Adjusted to reflect the three-for-two stock split declared February 7, 1996.

16. SUBSEQUENT EVENTS

     On February 26, 1996, the Company filed with the Securities and Exchange Commission a Registration Statement on Form S-3 relating to the offering of 2,300,000 shares of its Common Stock. The proceeds from the equity offering will be used for repayment of certain indebtedness and for general corporate purposes, including the possible acquisition of product lines or businesses.

                         JONES MEDICAL INDUSTRIES, INC.

17. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT



     On March 18, 1996, the Company acquired from Lilly the exclusive perpetual domestic right to market and distribute Tapazole, an anti-thyroid product, in the United States. The purchase price of Tapazole was $26.0 million, of which one-third was paid in cash at closing and the remainder of which is payable, without interest, in equal installments on June 18, 1996 and September 18, 1996, respectively. The initial payment was financed by the Company through new short-term bank borrowings bearing interest at the rate of 0.5% below the prime rate. In connection with the acquisition, the Company will pay Lilly a 10-year royalty of 5% of the net sales of Tapazole. Tapazole will continue to be manufactured for the Company by Lilly pursuant to a 10-year manufacturing agreement.

                        BRANDED NUTRITIONAL SUPPLEMENTS

--------------------------------------------------------------------------------


                                   [PHOTO]


--------------------------------------------------------------------------------

The Company's branded nutritional supplements are marketed under the Bronson Pharmaceutical and MD Pharmaceutical tradenames.

                             [JONES MEDICAL LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

     The amounts of expenses (other than underwriting discounts and commissions) in connection with the issuance and distribution of the shares registered hereby are set forth in the following table. All the amounts shown are estimates, except the registration fee and the NASD filing fee.


        Registration Fee.................................................   $ 23,462.64
        NASD Filing Fee..................................................     10,706.25
        Nasdaq National Market Listing Fee...............................     17,500.00
        Accounting Fees and Expenses.....................................     50,000.00
        Legal Fees and Expenses..........................................     85,000.00
        Printing and Engraving Costs.....................................    100,000.00
        Transfer Agent and Registrar Fees................................            --
        Blue Sky Fees and Expenses.......................................     15,000.00
        Miscellaneous....................................................     68,331.11
                                                                             ----------
             Total.......................................................   $370,000.00
                                                                             ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The provision of Section 145 of Chapter One of Title 8 of the Delaware Code, as amended (Section 145 of the General Corporation Law of the State of Delaware), provide:

          Section 145. Indemnification of officers, directors, employees and agents; insurance.

          (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directors, by independent legal counsel in a written opinion, or (3) by the stockholders.

          (e) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. (Last amended by Ch. 289, L. '86, eff. 7-1-86).

     Sections 8(b) of the Underwriting Agreement provides for indemnification of officers and directors of the Registrant under certain circumstances, including liabilities under the Securities Act of 1933, as amended. See Exhibit 1 hereto.

ITEM 16. EXHIBITS.


 1      Form of Underwriting Agreement (previously filed).
 5      Opinion and consent of Greensfelder, Hemker & Gale, P.C.
23.1    Consent of Ernst & Young LLP.
23.2    Consent of Greensfelder, Hemker & Gale, P.C. (included with Exhibit 5).
24      Power of Attorney (previously filed).


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 26th day of March, 1996.


                                    JONES MEDICAL INDUSTRIES, INC.


                                    By   DENNIS M. JONES*

                                         --------------------------------------
                                         Dennis M. Jones, Chairman of the Board,
                                         President & Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



             SIGNATURES                               TITLE                         DATE
             ----------                               -----                         ----
          DENNIS M. JONES*             President, Chief Executive Officer        March 26, 1996
-------------------------------------  and Director
           Dennis M. Jones

          JUDITH A. JONES*             Principal Financial Officer,              March 26, 1996
-------------------------------------  Executive Vice President, Secretary,
           Judith A. Jones             Treasurer and Director

        MICHAEL T. BRAMBLETT*          Director                                  March 26, 1996
-------------------------------------
        Michael T. Bramblett

           STANLEY LOPATA*             Director                                  March 26, 1996
-------------------------------------
           Stanley Lopata

        L. JOHN POLITE, JR.*           Director                                  March 26, 1996
-------------------------------------
         L. John Polite, Jr.

           EDWARD A. CHOD*             Director                                  March 26, 1996
-------------------------------------
           Edward A. Chod

          G. ANDREW FRANZ*             Director                                  March 26, 1996
-------------------------------------
           G. Andrew Franz

        DAVID A. MCLAUGHLIN*           Director                                  March 26, 1996
-------------------------------------
         David A. McLaughlin

          THOMAS F. PATTON*            Director                                  March 26, 1996
-------------------------------------
          Thomas F. Patton



*By      /s/ DENNIS M. JONES


     ---------------------------

           Dennis M. Jones


         Individually and as


          Attorney-in-Fact